Exhibit 99.3

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2009 and 2010 and

for each of the three years in the period ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

As discussed in Note 25 to the consolidated financial statements, the accompanying disclosures have been retrospectively adjusted for a change in the composition of reportable segments.

/s/ Deloitte S.A.
Luxembourg, Grand-Duchy of Luxembourg
February 18, 2011
(July 28, 2011 as to Note 25, Note 27 and Note 29)

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	5,919	6,207
Restricted cash	90	82
Trade accounts receivable and other, including 392 and 616 from related parties at December 31, 2009 and 2010, respectively (note 6 and 14)	5,750	5,725
Inventories (note 7)	16,835	19,583
Prepaid expenses and other current assets (note 8)	4,212	4,160
Assets held for sale and distribution (note 5)	1	6,918

Total current assets	32,807	42,675

Non-current assets:
Goodwill and intangible assets (note 9)	17,034	14,373
Property, plant and equipment (note 10)	60,385	54,344
Investments in associates and joint ventures (note 11)	9,628	10,152
Other investments (note 12)	424	267
Deferred tax assets (note 19)	4,838	6,603
Other assets (note 13)	2,581	2,490

Total non-current assets	94,890	88,229

Total assets	127,697	130,904

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position, continued

(millions of U.S. dollars, except share and per share data)

	December 31,
	2009¹	2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 15)	4,135	6,716
Trade accounts payable and other, including 337 and 465 to related parties at December 31, 2009 and 2010, respectively (note 14)	10,676	13,256
Short-term provisions (note 20)	1,433	1,343
Accrued expenses and other liabilities (note 21)	6,922	6,900
Income tax liabilities	314	471
Liabilities held for sale and distribution (note 5)	11	2,037

Total current liabilities	23,491	30,723

Non-current liabilities:
Long-term debt, net of current portion (note 15)	20,677	19,292
Deferred tax liabilities (note 19)	5,144	4,006
Deferred employee benefits (note 23)	7,583	7,180
Long-term provisions (note 20)	2,121	1,738
Other long-term obligations	3,244	1,865

Total non-current liabilities	38,769	34,081

Total liabilities	62,260	64,804

Commitments and contingencies (note 22 and note 24)

Equity (note 17):
Common shares (no par value, 1,617,000,000 and 1,617,000,000 shares authorized, 1,560,914,610 and 1,560,914,610 shares issued, and 1,509,541,518 and 1,548,561,690 shares outstanding at December 31, 2009 and 2010, respectively)	9,950	9,950
Treasury shares (51,373,092 and 12,352,920 common shares at December 31, 2009 and 2010, respectively, at cost)	(2,823)	(427)
Additional paid-in capital	20,808	20,198
Retained earnings	29,777	31,647
Reserves	3,372	1,062

Equity attributable to the equity holders of the parent	61,084	62,430
Non-controlling interests	4,353	3,670

Total equity	65,437	66,100

Total liabilities and equity	127,697	130,904

¹	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2009²	2010
Sales	116,942	61,021	78,025
(including 6,405, 3,169 and 4,873 of sales to related parties for 2008, 2009 and 2010, respectively)
Cost of sales	98,739	58,815	71,084

(including depreciation and impairment of 5,759, 5,126 and 4,920 and 2,373, 1,942 and 2,448 of purchases from related parties for 2008, 2009 and 2010, respectively)
Gross margin	18,203	2,206	6,941
Selling, general and administrative	6,243	3,676	3,336

Operating income (loss)	11,960	(1,470)	3,605
Income from investments in associates and joint ventures	1,650	56	451
Financing costs - net (note 18)	(2,255)	(2,847)	(2,200)

Income (loss) before taxes	11,355	(4,261)	1,856
Income tax expense (benefit) (note 19)	1,104	(4,432)	(1,479)

Net income from continuing operations (including non-controlling interests)	10,251	171	3,335
Discontinued operations, net of tax (note 5)	247	(57)	(330)

Net income (including non-controlling interests)	10,498	114	3,005

Net income attributable to:
Equity holders of the parent:
Net income from continuing operations	9,258	214	3,246
Net income from discontinued operations	208	(57)	(330)

Net income attributable to equity holders of the parent	9,466	157	2,916
Non-controlling interests:
Net income from continuing operations	993	(43)	89
Net income from discontinued operations	39	—	—

Net income attributable to non-controlling interests	1,032	(43)	89

Net income (including non-controlling interests)	10,498	114	3,005

	Year Ended December 31,
	2008	2009	2010
Earnings per common share (in U.S. dollars)
Basic common shares	6.84	0.11	1.93
Diluted common shares¹	6.83	0.11	1.72
Earnings per common share - continuing operations (in U.S. dollars)
Basic common shares	6.69	0.15	2.15
Diluted common shares¹	6.68	0.15	1.92
Earnings per common share - discontinued operations (in U.S. dollars)
Basic common shares	0.15	(0.04)	(0.22)
Diluted common shares¹	0.15	(0.04)	(0.20)
Weighted average common shares outstanding (in millions) (note 17)
Basic common shares	1,383	1,445	1,512
Diluted common shares¹	1,386	1,446	1,600

¹	Diluted common shares relate to the effect of stock options and in 2010 the conversion of convertible debt (note 17).
²	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2009[1]	2010
Net income (including non-controlling interests)	10,498	114	3,005
Available-for-sale investments:
Gain (loss) arising during the period net of tax (expense) benefit of 9, (3) and (22) for 2008, 2009 and 2010, respectively	(207)	22	80
Reclassification adjustments for (gain) loss included in the statement of operations net of tax expense of nil, nil and 41 for 2008, 2009 and 2010, respectively	123	(8)	(79)

	(84)	14	1
Derivative financial instruments:
(Loss) gain arising during the period net of tax (expense) benefit of (672), (34) and 89 for 2008, 2009 and 2010, respectively	1,436	59	(188)
Reclassification adjustments for (gain) loss included in the statement of operations net of tax expense (benefit) of (196), 208 and 159 for 2008, 2009 and 2010, respectively	403	(590)	(392)

	1,839	(531)	(580)
Exchange differences arising on translation of foreign operations (net of tax (expense) benefit of (12), (352) and (123) for 2008, 2009 and 2010, respectively)	(5,980)	3,100	(1,856)
Share of other comprehensive income (loss) related to associates and joint ventures	(768)	473	201

Total other comprehensive income (loss)	(4,993)	3,056	(2,234)
Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(4,363)	2,628	(2,310)
Non-controlling interests	(630)	428	76

	(4,993)	3,056	(2,234)

Total comprehensive income	5,505	3,170	771

Total comprehensive income attributable to:
Equity holders of the parent	5,103	2,785	606
Non-controlling interests	402	385	165

Total comprehensive income	5,505	3,170	771

[1]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

							Reserves
	Shares[1,4]		Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2007	1,422		9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

Net income	—		—	—	—	9,466	—	—	—	9,466	1,032	10,498
Other comprehensive income (loss)	—		—	—	—	—	(6,129)	1,844	(78)	(4,363)	(630)	(4,993)

Total comprehensive income (loss)	—		—	—	—	9,466	(6,129)	1,844	(78)	5,103	402	5,505
Recognition of share based payments	2		—	62	337	—	—	—	—	399	—	399
Treasury shares (note 17)	(58)		—	(4,310)	(71)	—	—	—	—	(4,381)	—	(4,381)
Dividend (1.50 per share)	—		—	—	—	(2,068)	—	—	—	(2,068)	(508)	(2,576)
Acquisition of non-controlling interests (note 4)	—		—	—	—	—	—	—	—	—	(1,297)	(1,297)
Dilution of interest in consolidated subsidiary and others	—		—	—	—	(480)	—	—	—	(480)	612	132

Balance at December 31, 2008	1,366		9,269	(5,800)	20,575	30,470	(1,473)	1,488	729	55,258	4,059	59,317

Net income	—		—	—	—	157	—	—	—	157	(43)	114
Other comprehensive income (loss)	—		—	—	—	—	3,115	(535)	48	2,628	428	3,056

Total comprehensive income (loss)	—		—	—	—	157	3,115	(535)	48	2,785	385	3,170
Recognition of share based payments	2		—	44	(27)	—	—	—	—	17	—	17
Treasury shares (note 17)	1		—	43	(4)	—	—	—	—	39	—	39
Dividend (0.75 per share)	—		—	—	—	(1,084)	—	—	—	(1,084)	(254)	(1,338)
Offering of common shares	141	[2]	681	2,890	264	—	—	—	—	3,835	—	3,835
Acquisition of non-controlling interests (note 4)	—		—	—	—	—	—	—	—	—	(353)	(353)
Cancellation of cash settlement option on 800 convertible senior notes (note 15)	—		—	—	—	198	—	—	—	198	—	198
Issuance of bonds mandatorily convertible in shares of subsidiaries	—		—	—	—	—	—	—	—	—	684	684
Other movements	—		—	—	—	36	—	—	—	36	(168)	(132)

Balance at December 31, 2009[3]	1,510		9,950	(2,823)	20,808	29,777	1,642	953	777	61,084	4,353	65,437

Net income	—		—	—	—	2,916	—	—	—	2,916	89	3,005
Other comprehensive income (loss)	—		—	—	—	—	(1,726)	(585)	1	(2,310)	76	(2,234)

Total comprehensive income (loss)	—		—	—	—	2,916	(1,726)	(585)	1	606	165	771
Recognition of share based payments	1		—	34	123	—	—	—	—	157	—	157
Sale of treasury shares	38		—	2,362	(733)	—	—	—	—	1,629	—	1,629
Dividend (0.75 per share)	—		—	—	—	(1,132)	—	—	—	(1,132)	(128)	(1,260)
Acquisition of non-controlling interests (note 4)	—		—	—	—	90	—	—	—	90	(745)	(655)
Other movements	—		—	—	—	(4)	—	—	—	(4)	25	21

Balance at December 31, 2010	1,549		9,950	(427)	20,198	31,647	(84)	368	778	62,430	3,670	66,100

[1]	Excludes treasury shares
[2]	Includes the issuance of 29 million treasury shares
[3]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).
[4]	In millions of shares

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2009[1]	2010
Operating activities:
Net income (including non-controlling interests)	10,498	114	3,005
Discontinued operations	(247)	57	330

Net income from continuing operations (including non-controlling interests)	10,251	171	3,335
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation	4,722	4,574	4,395
Impairment	1,037	552	525
Net interest	1,501	1,500	1,445
Income tax expense (benefit)	1,104	(4,432)	(1,479)
Write-downs of inventories to net realizable value and expense related to onerous supply contracts [2]	3,287	2,596	1,189
Labor agreements and separation plans	2,503	252	46
Litigation provisions	629	(433)	145
Recycling of deferred gain on raw material hedges	—	(979)	(354)
Change in fair value of conversion options on convertible bonds and call options on ArcelorMittal shares	—	897	(427)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses net	(135)	(970)	(528)
Changes in operating assets, liabilities, provision and other operating cash activities excluding the effect from acquisitions:
Trade accounts receivable	1,969	1,355	(433)
Inventories	(7,818)	5,230	(5,540)
Interest paid and received	(1,921)	(1,419)	(1,320)
Taxes paid	(2,682)	(340)	(197)
Trade accounts payable	(2,005)	(110)	3,442
Cash received from settlement of hedges not recognized in the statement of operations	2,509	—	43
Cash paid for separation plans	—	(615)	(240)
Other working capital and provisions movements	(866)	(811)	(277)
Net cash flows provided by operating activities from discontinued operations	567	260	245

Net cash provided by operating activities	14,652	7,278	4,015

Investing activities:
Purchase of property, plant and equipment and intangibles	(5,381)	(2,709)	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired of 103, 15 and nil in 2008, 2009 and 2010, respectively	(6,174)	(120)	(75)
Investments in associates and joint ventures accounted for under equity method	(3,114)	(33)	(327)
Disposals of financial assets [3]	2,229	111	324
Other investing activities net	317	72	50
Net cash flows used in investing activities from discontinued operations	(305)	(105)	(102)

Net cash used in investing activities	(12,428)	(2,784)	(3,438)

Financing activities:
Offering of common shares	—	3,153	—
Proceeds from mandatorily convertible bonds	—	750	—
Acquisition of non-controlling interests [4]	—	—	(593)
Proceeds from short-term debt	7,072	1,681	1,362
Proceeds from long-term debt, net of debt issuance costs	14,543	9,503	8,484
Payments of short-term debt	(11,632)	(10,323)	(2,179)
Payments of long-term debt	(5,124)	(9,432)	(5,675)
Purchase of treasury shares	(4,440)	—	—
Premium paid for call options on ArcelorMittal shares	—	—	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	—	—	1,363
Sale of treasury shares for stock option exercises	68	12	8
Dividends paid (includes 391, 250 and 125 of dividends paid to non-controlling shareholders in 2008, 2009 and 2010, respectively)	(2,459)	(1,334)	(1,257)
Other financing activities net	(54)	(325)	(109)
Net cash flows used in financing activities from discontinued operations	(106)	(32)	(48)

Net cash used in financing activities	(2,132)	(6,347)	(7)

Effect of exchange rate changes on cash	(376)	196	(159)

Net increase (decrease) in cash and cash equivalents	(284)	(1,657)	411
Cash and cash equivalents:
At the beginning of the year	7,860	7,576	5,919

Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	—	—	(123)

At the end of the year	7,576	5,919	6,207

[1]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3)
[2]	Refer to note 7 for more information on inventory write-downs and note 20 for more information on onerous contracts
[3]	Refer to note 5, 11 and 12 for more information on disposals of investments
[4]

Due to the adoption of IFRS 3 (revised) and IAS 27 (revised), acquisition of non-controlling interests after January 1, 2010 have been classified as equity transactions and are presented within financing activities. See note 1 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal”, or “Mittal Steel”, or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 18, 2011 by the Company’s Board of Directors.

The principal subsidiaries of the Company in 2010 were as follows:

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium N.V.	AMSB	Belgium

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and certain non-current assets held for distribution, which are measured at fair value, and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Following the approval by the board of directors of ArcelorMittal held on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Consequently, the following presentation is applied:

Statements of Financial Position

•

As of December 31, 2010, all assets related to Aperam entities (current and non-current) are reclassified and disclosed separately in a single line item as “Assets held for sale and distribution” and classified as current assets. Likewise, all liabilities are reclassified and disclosed separately in a single line item as “Liabilities held for sale and distribution” and classified as current liabilities.

•	Prior years are not subject to changes in presentation.

Statements of Operations

•

For all periods presented, all line items of the Statement of Operations are reclassified into continuing and discontinued operations. Net post-tax results of discontinued operations are presented as “Discontinued operations, net of tax” or “Net income from discontinued operations”.

•	Earnings per Share is presented for continuing and discontinued operations and for total net results

Statements of Cash Flows

•

For all periods presented, all line items of the Statement of Cash Flows are reclassified into continuing and discontinued operations. Contributions from discontinued operations are presented in three separate line items: “Cash flows provided by operating activities from discontinued operations”, “ Cash flows used in investing activities from discontinued operations” and “Cash flows used in financing activities from discontinued operations”

Additional information detailing assets and liabilities held for distribution and discontinued operations are provided in note 5.

Adoption of new IFRS standards, amendments and interpretations applicable in 2010

Unless otherwise indicated below, the following new standards, amended standards, or interpretations were adopted by the Company on January 1, 2010 and did not have a material impact on the consolidated financial statements of ArcelorMittal.

•	IFRS 1 (revised), “First Time Adoption of International Financial Reporting Standards” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

•	IFRS 2 (revised), “Share-based Payment”

•	IFRS 3 (revised), “Business Combinations” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

During 2010, there were two transactions, which were accounted for under these standards as further discussed in note 4.

•	IFRS 5 (revised), “Non-current Assets Held for Sale and Discontinued Operations” (see note 5)

•	IAS 28, “Investments in Associates”

•	IAS 39, “Financial Instruments: Recognition and Measurement”

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”

•	Amendments to IFRS 2, “Share-based Payment”

•	Amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”

•	Amendments to IFRS 8, “Operating Segments”

•	Amendments to IAS 1, “Presentation of Financial Statements”

•	Amendments to IAS 7, “Statement of Cash Flows”

•	Amendments to IAS 17, “Leases”

•	Amendments to IAS 36, “Impairment of Assets”

•	Amendments to IAS 38, “Intangible Assets”

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement”

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives”

•	Amendments to IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

New IFRS standards and interpretations applicable from 2011 onward

Unless otherwise indicated below, the Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of these new standards, interpretations, or amendments. The Company does not plan to early adopt any of these new standards, interpretations, or amendments.

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

On October 7, 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures as part of its comprehensive review of off-balance sheet activities. The amendments are intended to provide users of financial statements additional information regarding financial assets (for example, securitizations), including the possible effects of risks that remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are to be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted.

•	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:

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The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value.

•	The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value.

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.

This standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

•	IAS 24, “Related Party Disclosures”

In November 2009, the IASB amended IAS 24, “Related Party Disclosures” for annual periods beginning on or after January 1, 2011, with earlier application permitted. The revisions simplify the disclosure requirements for government-related entities and clarify the definition of a related party. The Company and its subsidiaries do not meet the definition of government-related entities as they are neither controlled, jointly controlled, nor significantly influenced by any government. Therefore, the adoption of this standard will not have any impact of the financial statements of the group.

•	IAS 32, “Financial Instruments – Presentation”

In October 2009, the IASB amended IAS 32, “Financial Instruments: Presentation” for annual periods beginning on or after February 1, 2010. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues should be treated as equity regardless of the currency in which the exercise price is denominated.

•	Amendments to IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

In November 2009, the IASB amended IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

In November 2009, the IFRIC issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted.

On May 6, 2010, the IASB issued Improvements to IFRSs, a collection of amendments to seven standards. Some of the amendments are effective for annual periods beginning on or after January 1, 2011, and others for annual periods beginning on or after July 1, 2010, although entities are generally permitted to adopt them earlier. The following amendments will not have a material impact on the consolidated financial statements of ArcelorMittal.

•	Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards Accounting”

The amendments to IFRS 1 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosure regarding accounting policy changes in the year of adoption, the revaluation basis as deemed cost and the use of deemed cost for operations subject to rate regulation.

•	Amendments to IFRS 3, “Business Combinations”

The amendments to IFRS 3 are effective for annual periods beginning on or after July 1, 2010 and clarify the transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised standard, measurement of non-controlling interests and un-replaced and voluntarily replaced share-based payment awards.

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosures requirements regarding the exposure of financial instruments to credit risk.

•	Amendments to IAS 1, “Presentation of Financial Statements”

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosure requirements regarding other comprehensive income in the statement of change in equity.

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Transition requirements for amendments arising as a result of IAS 27, “Consolidated and Separate Financial Statements” (as amended in 2008) are effective for annual periods beginning on or after July 1, 2010. These transition requirements clarify the prospective and/or retrospective application of the amendments made to IAS 21, “The effect of Changes in Foreign Exchange Rates” regarding the disposal or partial disposal of a foreign operation, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Venture” regarding accounting for investments in separate financial statements.

•	Amendments to IAS 34, “Interim Financial Reporting”

The amendments to IAS 34 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosures regarding the significant events and transactions in interim financial statements.

•	Amendments to IFRIC 13, “Customer Loyalty Programmes”

The amendments to IFRIC 13 are affective for annual periods beginning on or after January 1, 2011 and clarify the measurement of the awards credits’ fair value.

On December 20, 2010, the IASB issued an amendment to IAS 12, “Income Taxes” and two amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards”. The amendment to IAS 12 introduces a presumption that recovery of the carrying amount of deferred tax relating to an asset will normally be through sale. The two amendments to IFRS 1 will not affect the consolidated financial statements of ArcelorMittal, as the Company is not a first-time adopter of IFRS.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date of acquisition, which is considered the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Generally, control is presumed to exist when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which are not Operating Subsidiaries. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 15, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the statement of operations and within equity in the consolidated statement of financial position.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Changes in significant accounting policies

Business combinations

From January 1, 2010, the Company has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to ArcelorMittal. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed. When the result is negative, a bargain purchase gain is recognized in the statement of operations. Any costs directly attributable to the business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted as equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the statement of operations.

Previously, the cost of the acquisition of subsidiaries and businesses was measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

Accounting for acquisitions of non-controlling interests

From January 1, 2010, the Company has applied IAS 27 Consolidated and Separate Financial Statements (2008) in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively.

Under the new accounting policy, acquisition of non-controlling interests, which do not result in a change of control are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

Previously, goodwill was recognized on the acquisition of non-controlling interests in a subsidiary, which represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of the transaction.

Significant accounting policies

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas S.A. de C.V., ArcelorMittal Brasil, ArcelorMittal Canada Inc., ArcelorMittal Mines Canada Inc. and ArcelorMittal Temirtau, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati S.A., whose functional currency is the euro.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the statement of financial position date and the related transaction gains and losses are reported in the consolidated statement of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statement of comprehensive income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associate.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, escrow accounts created as a result of acquisitions, and various other deposits or required balance obligations related to letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the statement of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recorded as gains in the statement of operations.

ArcelorMittal’s policy is to record an allowance and charge to expense when a specific account is deemed uncollectible and to provide for each receivable over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable. Trade receivables between 60 days and 180 days are provided for based on estimated unrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight and shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the statement of operations.

Goodwill and negative goodwill

Goodwill arising on an acquisition is recognized as previously described in business combination.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units, which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts of the groups of cash-generating units are determined from the higher of fair value less cost to sell or value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

ArcelorMittal has historically purchased certain steel assets involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of operations.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties. Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically are not to exceed five years. Amortization is included in the statement of operations as part of depreciation.

Costs incurred on internally developed products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the statement of operations in the period in which it is incurred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Cost includes professional fees and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight-line method over the useful lives of the related assets, which are presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Steel plant equipment	15 to 30 years
Auxiliary facilities	15 to 30 years
Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are depreciated on a unit of production basis. Unit of production is based on the available estimate of proven and probable reserves.

Pre-production expenditure such as exploration and evaluation assets are capitalized only when the mining entity’s management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company.

The capitalization can be justified through feasibility study, valuation report or similar positive assessment done by an external expert; through business plan, project plan, business forecast or other assessment prepared and validated by the management or; through management’s knowledge and expertise derived from similar projects.

Capitalization of pre-production expenditure ceases when the mining property is capable of commercial production as it is intended by the management. General administration costs that are not directly attributable to a specific exploration area are charged to the statement of operations.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized. Gains and losses on retirement or disposal of assets are reflected in the statement of operations.

Property, plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the statement of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which ArcelorMittal has the ability to exercise significant influence, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and any impairment incurred.

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in the overall income from investments in associated companies in the statement of operations.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss included in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Assets held for sale and distribution

Non-current assets, and disposal groups, are classified as held for sale and distribution, and are measured at the lower of carrying amount and fair value less costs to sell or to distribute. Assets and disposal groups are classified as held for sale and for distribution if their carrying amount will be recovered through a sale or a distribution transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale or distribution in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale and distribution are presented separately on the statement of financial position and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each statement of financial position date. Actuarial gains and losses that exceed ten per cent of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets at the end of the prior year are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it has a detailed formal plan which is without realistic possibility of withdrawal and the plan has been communicated to employees or their representatives.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the statement of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the statement of operations.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events and it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the statement of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Provisions for restructuring relate to the estimated costs of initiated reorganizations that have been approved by the Group Management Board “GMB”, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines or activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Environmental costs

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal liability in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value each period and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment.

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operation loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Derivative financial instruments

See the critical accounting judgments section of this note.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported as a separate component of equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.

Investments in privately held companies that are not considered equity method investments and for which fair value is not readily determinable are carried at cost.

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are re-measured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the statement of operations is removed from equity and recognized in the statement of operations.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is charged to the statement of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded on the statement of financial position at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the statement of operations. If at the statement of financial position date the Company is short of emission rights, it will record a provision through the statement of operations.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Shipping and handling costs

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

Stock option plan/share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Segment reporting

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Distribution Solutions and Mining.

Following the approvals by the board of directors of ArcelorMittal on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The Company is organized in eight operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the Group Management Board. Operating segments are aggregated when they have similar economic characteristics (similar long-term average gross margins) and are similar in the nature of products and services, the nature of production processes, customers, the methods used to distribute products or provide services, and the regulatory environment. The Long Carbon Americas, Long Carbon Europe, and Tubular Products operating segments have been aggregated for reporting purposes.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual operating segments.

Geographical information is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual geographical areas.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these financial statements are provided below.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•	Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized as a gain in the statement of operations.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 19 describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•

Rate of compensation increase. The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•

Expected return on plan assets. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

•

Healthcare cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 23 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and Other Contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets, including Goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company determined it has 78 cash generating units, excluding discontinued operations.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill has been allocated at the level of the Company’s seven operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 25 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the statement of operations in the periods when the hedged item is recognized in the statement of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised the cumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the statement of operations.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations.

Use of estimates

The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS

Acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. Goodwill recognized through the acquisitions discussed below is primarily attributable to potential strategic and financial benefits expected to be realized associated with future revenue growth and access to new markets.

There were no significant acquisitions during the year ended December 31, 2010. Significant acquisitions made during the years ended December 31, 2008 and 2009 include:

Unicon

On April 4, 2008, the Company completed the acquisition of Industrias Unicon (“Unicon”), Venezuela’s leading manufacturer of welded steel pipes for a total consideration of 350 (336 net of 14 of cash acquired). The Company completed the purchase price allocation in 2009. Intangible assets were recognized for a total amount of 130 with respect to the valuation of trade mark and customer relationships. The acquisition of Unicon resulted in the consolidation of total assets of 591 and total liabilities of 413. The final goodwill amounted to 158. The net result consolidated since the acquisition date amounted to 16, for the year ended on December 31, 2008.

Russian coal mines

On April 10, 2008, the Company completed the acquisition from Severstal of three coal mines (Berezovskaya, Pervomayskaya and Anzherskaya) and associated assets located in the Kemerovo region in Russia for a total consideration of 720 (715 net of 5 of cash acquired) consisting of 272 for the shares and 448 related to a debt repayment. The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was stated at 365 and goodwill amounted to 169. The acquisition of the Russian coal mines resulted in the consolidation of total assets of 887 and total liabilities of 789. The operating subsidiary has been subsequently renamed ArcelorMittal Northern Kuzbass. The net result consolidated since the acquisition date amounted to (14), for the year ended on December 31, 2008.

Bayou Steel

On July 31, 2008, ArcelorMittal completed the acquisition of Bayou Steel, LLC, a producer of structural steel products with facilities in LaPlace, Louisiana and Harriman, Tennessee (USA) for a total consideration of 509 (504 net of 5 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Bayou Steel resulted in the consolidation of total assets of 494 and total liabilities of 153. The final goodwill amounted to 163. The operating subsidiary has been subsequently renamed ArcelorMittal LaPlace. The net result consolidated since the acquisition date amounted to (14), for the year ended on December 31, 2008.

Mid Vol and Concept

On June 30, 2008, the Company completed the acquisition of Mid Vol Coal Group for a total consideration of 491 (453 net of 38 of cash acquired). On August 18, 2008, ArcelorMittal finalized the acquisition of Concept Group for a total consideration of 166 (152 net of 14 of cash acquired). These acquisitions operate coal mines in the states of West Virginia and Virginia (USA). The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was 474 for Mid Vol and 177 for Concept. The acquired liabilities included 551 assigned to unfavorable selling contracts that are being amortized over the term of the associated contracts ranging from four months to two years. The acquisition of Mid Vol and Concept resulted in the consolidation of total assets of 1,061 and total liabilities of 655. The goodwill was 145 for Mid Vol and 54 for Concept. The operating subsidiary was subsequently renamed ArcelorMittal Princeton. The net result consolidated since the acquisition date amounted to 41, for the year ended on December 31, 2008.

London Mining

On August 20, 2008, the Company acquired London Mining South America Limited, an iron ore mine located in the Serra Azul region in Brazil for a total consideration of 818 (813 net of 5 of cash acquired) consisting of 772 for the shares and 46 related to a debt repayment. Following the finalization of the allocation of the purchase price in 2009, the mining reserve was stated at 319 and goodwill amounted to 441. The acquisition of London Mining resulted in the consolidation of total assets of 405 and total liabilities of 79. The operating subsidiary was subsequently renamed ArcelorMittal Serra Azul. The net result consolidated since the acquisition date amounted to (9), for the year ended on December 31, 2008.

Koppers Monessen

On October 1, 2008, the Company completed the acquisition of Koppers Monessen Partners LP, a coke plant located in Monessen, Pennsylvania (USA) for a total consideration of 170 (169 net of 1 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Koppers Monessen resulted in the consolidation of total assets of 152 and total liabilities of 137. The resulting final goodwill amounted to 154. The acquired assets included 61 assigned to favorable coal purchase contracts and the acquired liabilities included 125 assigned to unfavorable coal supply contracts. As the unfavorable coal supply contracts were supplying the Company itself, a gain of 125 was recognized after the acquisition as a result of the settlement of pre-existing relationship between the acquirer and the acquiree. The net result consolidated since the acquisition date amounted to (16), for the year ended on December 31, 2008.

DSTC FZCO

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which acquired the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates, for a total consideration of 67. An option for an additional 10% stake was available to be exercised between September 1, 2010 and January 31, 2011. This option was not exercised. The acquisition of DSTC FZCO resulted in the consolidation of total assets of 83 and total liabilities of 32. The final goodwill amounted to 36. The net result consolidated since the acquisition date amounted to 1, for the year ended on December 31, 2009.

Noble BV

On May 8, 2009, ArcelorMittal signed a definitive purchase agreement with Noble European Holdings B.V.’s (“Noble BV”) parent Noble International, Ltd., which filed for reorganization under the bankruptcy laws of the United States on April 15, 2009. Following the approval from the European Commission on July 8, 2009, the Company completed on July 17, 2009, the acquisition of all the issued and outstanding shares of Noble BV, a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe.

Total consideration paid was 2 and cash acquired was 15. Total debt assumed amounted to 80. The purchase was made under section 363 of Chapter 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan. The acquisition of Noble BV resulted in the consolidation of total assets of 236 and total liabilities of 195. The final negative goodwill amounted to 39. The net result consolidated since the acquisition date amounted to (8), for the year ended on December 31, 2009.

Summary of significant acquisitions

The tables below summarize the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions:

	2008							2009
Summary of significant acquisitions	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel	Others	DSTC(1)	Noble(1)
Current assets	145	35	280	54	25	202	320	56	90
Property, plant and equipment	716	736	181	350	40	212	336	1	105
Intangible assets	—	190	128	—	61	80	22	26	—
Other assets	26	100	2	1	26	—	25	—	26

Total assets acquired	887	1,061	591	405	152	494	703	83	221

Current liabilities	179	172	255	54	137	44	185	31	100
Long-term debt	449	—	78	15	—	2	138	—	92
Other long-term liabilities	125	426	6	3	—	11	8	1	3
Deferred tax liabilities	36	57	68	7	—	96	4	—	—
Non-controlling interests	—	—	6	—	—	—	—	—	—

Total liabilities assumed	789	655	413	79	137	153	335	32	195

Total net assets	98	406	178	326	15	341	368	51	26

Non-controlling interests	—	—	—	—	—	—	75	20	—

Net assets acquired	98	406	178	326	15	341	293	31	26

Cash paid, net	715	605	336	813	169	504	411	67	(13)
Debt repayment	(448)	—	—	(46)	—	—	(117)	—	—
Debt outstanding on acquisition	—	—	—	—	—	—	76	—	—

Purchase price, net	267	605	336	767	169	504	370	67	(13)

Goodwill	169	199	158	441	154	163	89	36	—

Negative goodwill							(12)		(39)

[1]	During 2010, the Company finalized the purchase price allocation for DSTC and Noble. The 2009 information has been adjusted retrospectively as required by IFRS 3.

The total purchase price for the significant acquisitions consists of the following:

	2008						2009
	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel	DSTC	Noble
Cash paid to stockholders, gross	719	655	349	814	170	509	67	2
Transaction related fees	1	2	1	4	—	—	—	—

Total purchase price	720	657	350	818	170	509	67	2
Debt repayment	(448)	—	—	(46)	—	—	—	—
Cash acquired	(5)	(52)	(14)	(5)	(1)	(5)	—	(15)

Total purchase price, net	267	605	336	767	169	504	67	(13)

During 2010, the Company finalized the purchase price allocation for DSTC and Noble. The 2009 information has been adjusted retrospectively as required by IFRS 3 as follows:

	Preliminary allocation	Adjustments	Final allocation
Current assets	147	(1)	146
Property, plant & equipment	106	—	106
Intangible assets	26	—	26
Other assets	—	26	26

Total assets acquired	279	25	304

Current liabilities	169	(38)	131
Long-term loan	92	—	92
Other long-term liabilities	4	—	4
Non-controlling interests	10	10	20

Total liabilities assumed	275	(28)	247

Total net assets acquired	4	53	57
Purchase price, net	54	—	54

Goodwill (Negative Goodwill)	50	(53)	(3	)(1)

(1)	Includes goodwill of 36

As a result of the finalization of the purchase price allocation made in 2009 net income for the year ended December 31, 2009 was increased by 39.

Pro Forma Results

The following pro forma financial information presents the results of operations of ArcelorMittal for 2008 as if all acquisitions (including acquisitions of non-controlling interests) had occurred as of the beginning of 2008. The pro forma financial information is not necessarily indicative of what consolidated results of operations would have been had the acquisitions been completed on January 1, 2008. Pro forma information was not presented for 2009 as the impact was not material.

Unaudited Pro Forma for the year ended December 31,
2008
Sales	125,614
Net income (including non-controlling interests)	9,468
Per share amounts
Basic earnings per common share	6.85
Diluted earnings per common share	6.83

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, the Company acquired additional non-controlling interests during 2008, 2009 and 2010.

ArcelorMittal Kryviy Rih

The Company’s ownership in ArcelorMittal Kryviy Rih increased from 94.66% in 2007 to 95.02% in 2008 and 95.13% in 2009. In 2009, the reduction in non-controlling interests was 6 and the resulting goodwill amounted to 1. In 2008, the reduction in non-controlling interests was 18 and the resulting goodwill amounted to 38.

ArcelorMittal Inox Brasil

On April 4, 2008, the Company completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the squeeze out, the Company’s stake increased from 57.4% to 100% for a total consideration of 1,757. The transaction resulted in a reduction of non-controlling interests of 863 and goodwill of 894.

Acindar

On November 20, 2008, the Company completed the delisting offer to acquire all of the remaining outstanding shares of Acindar Industria Argentina de Aceros S.A. Following the squeeze out, the Company acquired a 35% stake for a total consideration of 564. The transaction resulted in a reduction of non-controlling interests of 321 and goodwill of 243.

ArcelorMittal Ostrava

In July 2009, the Company increased its stake in ArcelorMittal Ostrava to 82.55% through the acquisition from the Czech Government of a 10.97% stake represented by 1,359,083 shares. The total acquisition price was 375, of which 55 was paid at closing of the agreement with the remaining 320 to be paid in six annual installments. The resulting negative goodwill amounted to 82.

In January 2010, ArcelorMittal completed the acquisition of an additional ownership interest of 13.88% of ArcelorMittal Ostrava for a total consideration of 373. The Company’s stake increased from 82.55% to 96.43%. The transaction resulted in a reduction of non-controlling interests of 436. As required by IFRS 3 (revised) and IAS 27 (revised), the Company recorded an increase of 63 directly in equity.

On July 23, 2010, the Company completed the acquisition of 3.57% of the remaining outstanding shares of ArcelorMittal Ostrava. The Company’s stake increased from 96.43% to 100% for a total consideration of 84. The transaction resulted in a reduction of non-controlling interests of 98 and an increase in equity of 14.

Rozak

On February 12, 2010, the non-controlling shareholders of Rozak representing the remaining 30% not held by ArcelorMittal exercised their put option included in the original purchase agreement. The Company had previously recognized the acquisition of these shares and had recorded a liability amounting to 31, which was settled in January 2011.

Zaklady K Zdzieszowice

On September 20, 2010, ArcelorMittal Poland acquired the remaining 8.5% (58,751 shares) of Zaklady K Zdzieszowice (“ZKZ”) from the Polish State Treasury for a cash consideration of 130. Following that transaction, ZKZ is a fully owned subsidiary of ArcelorMittal Poland. The net value of interests acquired was 120 and the Company recorded an increase of 10 in equity.

The tables below summarize the acquisition of non-controlling interests:

	2008
	Inox Brazil	Acindar	Others	Total
Non-controlling interests	863	321	181	1,365

Cash paid, net	1,757	564	327	2,648
Debt outstanding on acquisition	—	—	—	—

Purchase price, net	1,757	564	327	2,648

Goodwill	894	243	163	1,300

Negative Goodwill	—	—	(17)	(17)

	2009
	Ostrava	Others	Total
Non-controlling interests	344	9	353

Cash paid, net	55	11	66
Debt outstanding on acquisition	207	—	207

Purchase price, net	262	11	273

Goodwill	—	2	2

Negative Goodwill	(82)	—	(82)

	2010
	Ostrava	ZKZ	Others	Total
Non-controlling interests	534	120	91	745

Cash paid, net	457	130	10	597
Debt outstanding on acquisition	—	—	58	58

Purchase price, net	457	130	68	655

Adjustment to equity (in accordance with IAS 27 (2008))	(77)	10	(23)	(90)

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 million bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until 10 business days before conversion. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which are publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2010, the mandatory convertible bond is recorded as non-controlling interests of 684 and debt of 15. (See note 15).

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE AND FOR DISTRIBUTION

Assets and liabilities held for sale

On August 30, 2007, the Company acquired a 76.9% stake in the German gas distribution company Saar Ferngas AG (“Saar Ferngas”) for total consideration of 542. Following the contribution of the total stake in Saar Ferngas of 540 on January 23, 2009 to an ArcelorMittal associated company Soteg, the stake held by ArcelorMittal in Soteg, a Luxembourg gas and electricity producer and distributor, increased from 20% to 26.15%. This was a non-cash investing activity. On February 16, 2009, ArcelorMittal sold 2.48% of Soteg to the Government of Luxembourg and Société Nationale de Crédit et d’Investissement (“SNCI”), a Luxembourg government controlled investment company for proceeds of 58 and a gain of 3.

On October 9, 2009, the Company signed an agreement to divest its 28.6% stake in Wabush Mines in Canada. Wabush Mines was part of the Flat Carbon Americas reportable segment. Liabilities of 11 were classified as held for sale as of December 31, 2009. The total cash consideration received was 38 and the transaction was completed on February 1, 2010. A gain of 42 was recognized with respect to the disposal of this equity method investment.

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of 119 was recognized with respect to goodwill in the amount of 16, and property, plant and equipment in the amount of 103 and included as cost of sales in the statement of operations. Inventories and trade receivables were written down by 3.

Asset and liabilities held for distribution

Following the approvals by ArcelorMittal’s board on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations have been presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. See note 27 for discussion of shareholder approval.

The table below provides details of the amounts presented in the statement of operations with respect to discontinued operations:

	Statement of operations for the year ended December 31,
	2008	2009	2010
Sales	7,994	4,089	5,418
Cost of sales (including depreciation and impairment of 345, 332 and 929 for 2008, 2009 and 2010, respectively)	7,282	4,059	5,689
Gross margin	712	30	(271)
Selling, general and administrative	347	199	209

Operating income (loss)	365	(169)	(480)
Income from investments in associates and joint ventures	3	2	9
Financing costs - net	(97)	30	145

Income (loss) before taxes	271	(137)	(326)
Income tax expense (benefit)	24	(80)	4

Net income (loss) (including non-controlling interests)	247	(57)	(330)

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

In accordance with IFRS 5, the Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets held for distribution at December 7, 2010. The fair value of these assets has been estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively.

The measurement of the fair value of the assets and liabilities held for distribution represents a Level 3 fair value measurement. As discussed in note 16, Level 3 measurements are based on inputs that are not based on observable market data and require management assumptions or inputs from unobservable markets. The measurement is most sensitive to changes in the selected trading multiple of comparable companies as well as the projected 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the stainless steel business. A 5% increase or decrease in either the trading multiple of comparable companies or the forecasted 2011 EBITDA, would, holding all other assumptions constant, result in an 270 decrease or increase to the impairment loss recognized within discontinued operations, respectively.

The table below provides details of the amounts presented in the statement of other comprehensive income with respect to discontinued operations:

	Statement of other comprehensive income for the year Ended December 31
	2008	2009	2010
Net income (loss) (including non-controlling interests)	247	(57)	(330)
Available-for-sale investments	(32)	12	(1)
Derivative financial instruments	(28)	45	(1)
Exchange differences arising on translation of foreign operations	(845)	597	(11)

Total Comprehensive income	(658)	597	(343)

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances in the statement of financial position:

December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	123
Trade accounts receivable and other	387
Inventories	1,520
Prepaid expenses and other current assets	148

Total current assets	2,178

Non-current assets:
Goodwill and intangible assets	1,360
Property, plant and equipment	3,048
Other investments	183
Deferred tax assets	69
Other assets	80

Total non-current assets	4,740

Total assets	6,918

December 31, 2010
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	66
Trade accounts payable and other	769
Short-term provisions	41
Accrued expenses and other liabilities	365
Income tax liabilities	11

Total current liabilities	1,252

Non-current liabilities:
Long-term debt, net of current portion	121
Deferred tax liabilities	347
Deferred employee benefits	181
Long-term provisions	126
Other long-term obligations	10

Total non-current liabilities	785

Total liabilities	2,037

NOTE 6: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2009	2010
Gross amount	6,132	5,994
Allowance for doubtful accounts	(382)	(269)

Total	5,750	5,725

Before accepting any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Included in ArcelorMittal’s trade accounts receivable balance are debtors with a carrying amount of 4,459 and 4,618 as of December 31, 2009 and 2010, respectively, which were not past due at the reporting date.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2009	2010
Flat Carbon Americas	701	515
Flat Carbon Europe	831	979
Long Carbon Americas and Europe	1,740	2,025
Distribution Solutions	1,412	1,561
AACIS	584	524
Stainless Steel ¹	290	—
Other activities	192	121

Total	5,750	5,725

¹	Stainless steel has been presented as discontinued operations as of December 31, 2010. See note 5.

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2009	2010
Europe	3,318	3,421
North America	752	773
South America	1,015	793
Africa and Asia	528	588
Middle East	137	150

Total	5,750	5,725

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2009			2010
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,459	(61)	4,398	4,618	(44)	4,574
Past due 0-30 days	862	(13)	849	745	(11)	734
Past due 31-60 days	237	(19)	218	164	(3)	161
Past due 61-90 days	84	(6)	78	62	(6)	56
Past due 91-180 days	119	(13)	106	116	(11)	105
More than 180 days	371	(270)	101	289	(194)	95

Total	6,132	(382)	5,750	5,994	(269)	5,725

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2007	Additions	Deductions/ Releases	Others		Balance as of December 31, 2008
417	68	(81)	(33)		371

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others		Balance as of December 31, 2009
371	66	(73)	18		382

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others		Balance as of December 31, 2010
382	47	(122)	(38	)*	269

*	Includes (15) related to the transfer of doubtful accounts to assets held for sale and distribution

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2010 of €2,855 million, 750 and CAD 215 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2008, 2009 and 2010 were 37,374, 21,820 and 29,503, respectively, (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs reflecting the discount granted to the acquirers of the accounts receivable recognized in the statement of operations, excluding amounts presented as discontinued operations, amounted to 205, 102 and 110 in 2008, 2009 and 2010, respectively. As a result of the distribution of the stainless business, the euro portion of the program will be reduced by €250 million.

NOTE 7: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,540 and 1,304 as of December 31, 2009 and 2010, respectively, is comprised of the following:

	December 31,
	2009	2010
Finished products	5,391	6,321
Production in process	3,513	4,038
Raw materials	5,921	7,263
Manufacturing supplies, spare parts and other	2,010	1,961

Total	16,835	19,583

The amount of inventory pledged as collateral was 116 and 44 as of December 31, 2009 and 2010, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2007	Additions	Deductions/ Releases	Others		Balance as of December 31, 2008
799	3,049	(303)	(26)		3,519

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others		Balance as of December 31, 2009
3,519	2,374	(4,405)	52		1,540

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others		Balance as of December 31, 2010
1,540	1,084	(1,096)	(224	)*	1,304

*	Includes (141) related to the transfer of allowance for obsolescence to assets held for sale and distribution

Due to the sharp decline in the market prices of raw materials and steel demand in the last quarter of 2008 and continuing through 2010, the Company wrote down its inventory to its net realizable value. The amount of write-down of inventories to net realizable value recognized as an expense was 3,049, 2,374 and 1,084 in 2008, 2009 and 2010, respectively, and was reduced by 303, 4,405 and 1,096 in 2008, 2009 and 2010, respectively, due to normal inventory consumption.

NOTE 8: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of advance payments to taxing and other public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, and other, which is made up of advances to employees, prepayments, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2009	2010
VAT recoverable	1,298	1,694
Income tax receivable	983	434
Revaluation of derivative financial instruments	735	523
Other	1,196	1,509

Total	4,212	4,160

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisitions	Concessions, patents and licenses	Favorable contracts	Other	Total
Cost
At December 31, 2008	15,013	935	1,128	1,819	18,895
Acquisitions	52	32	—	12	96
Disposals	(116)	(12)	(59)	(1)	(188)
Foreign exchange differences	595	77	21	107	800
Transfers and other movements	11	31	(23)	76	95

At December 31, 2009	15,555	1,063	1,067	2,013	19,698

Acquisitions	—	20	—	155	175
Disposals	—	(9)	—	—	(9)
Foreign exchange differences	(427)	(45)	(46)	(90)	(608)
Transferred to asset held for sale and distribution	(1,795)	(105)	—	(270)	(2,170)
Transfers and other movements	(15)	15	(152)	21	(131)

At December 31, 2010	13,318	939	869	1,829	16,955

Accumulated amortization and impairment losses
At December 31, 2008	837	228	919	275	2,259
Disposals	(116)	(9)	(59)	(1)	(185)
Amortization charge[1]	—	80	128	242	450 [1]
Foreign exchange differences	11	46	22	34	113
Transfers and other movements	(5)	40	(10)	2	27

At December 31, 2009	727	385	1,000	552	2,664

Disposals	—	(7)	—	—	(7)
Amortization charge¹	—	139	34	247	420 [1]
Impairment and reduction of goodwill	16	28	—	—	44
Foreign exchange differences	(14)	(28)	(45)	(37)	(124)
Transferred to asset held for distribution	—	(94)	—	(118)	(212)
Transfers and other movements	—	(55)	(151)	3	(203)

At December 31, 2010	729	368	838	647	2,582

Carrying amount
At December 31, 2009	14,828	678	67	1,461	17,034

At December 31, 2010	12,589	571	31	1,182	14,373

¹	Including amortization with respect to discontinued operations of 43 and 29 for the years ended December 31, 2009 and 2010, respectively.

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

	Net value December 31, 2008	Acquisitions (including non- controlling interests)	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2009
Flat Carbon Europe	3,005	—	190	—	3,195
Flat Carbon Americas	4,077	—	2	—	4,079
Long Carbon Europe	1,237	—	43	—	1,280
Long Carbon Americas	1,752	—	7	—	1,759
Tubular Products	158	—	—	—	158
AACIS	1,512	1	5	—	1,518
Stainless Steel ¹	1,485	—	303	—	1,788
Distribution Solutions	950	51	50	—	1,051

TOTAL	14,176	52	600	—	14,828

	Net value December 31, 2009	Transfer to asset held for distribution	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2010
Flat Carbon Europe	3,195	—	(173)	—	3,022
Flat Carbon Americas	4,079	—	—	—	4,079
Long Carbon Europe	1,280	—	(92)	—	1,188
Long Carbon Americas	1,759	—	(2)	—	1,757
Tubular Products	158	—	(79)	—	79
AACIS	1,518	—	(3)	(16)	1,499
Stainless Steel ¹	1,788	(1,795)	7	—	—
Distribution Solutions	1,051	—	(71)	(15)	965

TOTAL	14,828	(1,795)	(413)	(31)	12,589

¹	See note 5 for discussion of the valuation of the stainless steel business which has been presented as discontinued operations.

Goodwill acquired in business combinations and the acquisition of non-controlling interests, prior to the adoption of IAS 27 (2008) has been allocated to the Company’s operating segments and presented in the table above. This represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill is tested at the group of cash generating units (“GCGU”) level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level. The recoverable amounts of the GCGUs are determined based on their value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the GCGUs as the carrying value of the GCGUs was lower than their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates and expected changes to average selling prices, shipments and direct costs during the period.

The value in use of each GCGU was determined by estimating cash flows for a period of five years. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management.

Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Stainless Steel		Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2009 (in %)	13.9	13.8	14.1	16.2	20.2	17.6	14.8		13.6
GCGU weighted average pre-tax discount rate used in 2010 (in %)	10.9	12.2	10.5	13.2	14.9	14.4	—	(1)	12.1

(1)	See note 5 for discussion of the stainless steel business which has been presented as discontinued operations.

When estimating average selling price, the Company used a range of assumptions between $640 per tonne and $886 per tonne which remain stable for the next four years depending on the markets in which each GCGU is operating.

The value in use calculated for all GCGUs remained stable in 2010 compared to 2009, except for AACIS whose value in used increased as a result of higher operating results. The results of the Company’s goodwill impairment test as of November 30, 2010 for each GCGU did not result in an impairment of goodwill as the value in use exceeded, in each case, the carrying value of the GCGU.

In validating the value in use determined for the GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2010. Management believes that reasonably possible changes in key assumptions would not cause an impairment loss to be recognized in respect of any GCGU.

As required by IAS 36, in connection with its agreement to sell the Anzherskaya mine, the Company allocated a portion of goodwill to the mine and then performed an impairment test which resulted in an impairment of goodwill of 16.

At December 31, 2009 and 2010, the Company had 17,034 and 14,373 of intangible assets, of which 14,828 and 12,589 represented goodwill, respectively. Other intangible assets of 1,461 and 1,182 as of December 31, 2009 and 2010, respectively, were comprised primarily of customer relationships, trademarks and technology, amounting to 1,443 and 1,007 as of December 31,2009 and 2010, respectively, and have residual useful lives between 5 and 15 years.

Research and development costs not meeting the criteria for capitalization are expensed and included in selling, general and administrative expenses within the statement of operations. These costs amounted to 295, 253 and 322 in the years ended December 31, 2008, 2009, and 2010, respectively.

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2008	19,219	53,491	4,033	76,743
Additions	119	787	1,656	2,562
Acquisitions through business combinations	58	44	4	106
Foreign exchange differences	1,142	3,770	164	5,076
Disposals	(116)	(729)	(104)	(949)
Other movements	413	2,257	(2,304)	366

At December 31, 2009	20,835	59,620	3,449	83,904

Additions	127	728	2,733	3,588
Foreign exchange differences	(1,015)	(2,835)	(93)	(3,943)
Disposals	(154)	(558)	(8)	(720)
Transfer to assets held for distribution	(1,120)	(2,840)	(125)	(4,085)
Other movements	219	2,035	(2,120)	134

At December 31, 2010	18,892	56,150	3,836	78,878

Accumulated depreciation and impairment
At December 31, 2008	3,174	13,274	44	16,492
Depreciation charge for the year [1]	677	3,895	—	4,572 [1]
Impairment [1]	70	367	127	564 [1]
Disposals	(59)	(681)	(42)	(782)
Foreign exchange differences	460	2,173	(1)	2,632
Other movements	95	(42)	(12)	41

At December 31, 2009	4,417	18,986	116	23,519

Depreciation charge for the year ¹	638	3,653	19	4,310 [1]
Impairment ¹	303	208	—	511 [1]
Disposals	(81)	(497)	(1)	(579)
Foreign exchange differences	(444)	(1,785)	(5)	(2,234)
Transfer to assets held for distribution	(171)	(866)	—	(1,037)
Other movements	(215)	268	(9)	44

At December 31, 2010	4,447	19,967	120	24,534

Carrying amount
At December 31, 2009	16,418	40,634	3,333	60,385

At December 31, 2010	14,445	36,183	3,716	54,344

¹	Includes depreciation and impairment with respect to discontinued operations of 272 and 30, respectively, for the year ended December 31, 2010, and 277 and 12, respectively, for the year ended December 31, 2009.

Other movements predominantly represent transfers between the categories and changes in the consolidation scope.

During the year ended December 31, 2010 and in conjunction with its testing of goodwill for impairment, the Company analyzed the recoverable amount of its property, plant, and equipment. Property, plant, and equipment were tested at the CGU level. In certain instances, the CGU is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company determined it has 78 CGUs, excluding discontinued operations. The recoverable amounts of the CGUs are determined based on value in use calculation and follow similar assumptions as those used for the test on impairment for goodwill.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

The impairment loss recorded in 2008 of 499, of which 20 relates to discontinued operations, was recognized as an expense as part of operating income (loss) in the statement of operations and consisted primarily of the disposal of the Sparrows Point plant in the United States (200) and asset impairments at various ArcelorMittal USA sites (74), Gandrange, France (60) and

Zumarraga, Spain (54), as these assets were considered idled based on management decisions and strategic planning and due to the economic downturn at the end of 2008. The facilities in the US were included in the reportable segment Flat Carbon Americas and the others in the reportable segment Long Carbon Americas & Europe.

The impairment loss recorded in 2009 of 564, of which 12 relates to discontinued operations, was recognized as an expense as part of operating income (loss) in the statement of operations. An amount of 237 related to various idle assets where a decision was made to cease all future use (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill). ArcelorMittal Galati is part of Flat Carbon Europe and ArcelorMittal Las Truchas is part of Long Carbon Americas & Europe. The remaining impairment of 327 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2008 Pre-Tax Discount Rate	2009 Pre-Tax Discount Rate	Carrying Value as of December 31, 2009
ArcelorMittal Tubular Products Roman	Long Carbon Americas & Europe	65	14.9%	16.9%	30
ArcelorMittal Hunedoara SA	Long Carbon Americas & Europe	38	13.9%	14.5%	33
ArcelorMittal Annaba Spa	Long Carbon Americas & Europe	17	13.9%	15.1%	240
ArcelorMittal Tubular Products Marion Inc.	Long Carbon Americas & Europe	16	15.5%	19.0%	6
ArcelorMittal Tubular Products Brampton	Long Carbon Americas & Europe	12	13.4%	16.0%	3
ArcelorMittal Tubular Products Iasi SA	Long Carbon Americas & Europe	12	14.9%	16.9%	13
JSC ArcelorMittal Tubular Products Aktau	Long Carbon Americas & Europe	10	17.7%	17.1%	13
ArcelorMittal Construction	Distribution Solutions	117	12.5%	14.3%	435

The impairment loss recorded in 2010 of 481 was recognized as an expense as part of operating income (loss) in the statement of operations. The impairment of 481 is described below.

In connection with management’s annual test for impairment of goodwill as of November 30, 2010, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant, and equipment was less than its carrying amount due primarily to the economic downturn that began in 2008 which continued to have an impact in 2010. Accordingly, an impairment loss of 285 was recognized. The impairment of 285 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2009 Pre-Tax Discount Rate	2010 Pre-Tax Discount Rate	Carrying Value as of December 31, 2010
Ugolnaya Kompaniya “Severniy Kuzbass”	AACIS	166	16.8%	13.7%	239
ArcelorMittal Construction	Distribution Solutions	70	14.3%	12.2%	386
Wire Solutions	Distribution Solutions	43	13.9%	11.9%	312

A decision was made to cease all future use of various idle assets, and accordingly an impairment loss of 93 was recognized (including 35 at ArcelorMittal Belgium S.A. (primarily certain tools linked to a pickling line and a discontinued project) and 21 at ArcelorMittal Poland (primarily certain tools linked to a galvanizing line). ArcelorMittal Belgium S.A. and ArcelorMittal Poland are part of Flat Carbon Europe. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2010 is of 474 (including 268 at Flat Carbon Europe, 174 at Flat Carbon Americas and 32 at Long Carbon Americas & Europe).

In connection with the disposal of the Anzherskaya coal mine in Russia, which was part of the AACIS reportable segment, an impairment loss of 103 was recognized with respect to property, plant and equipment.

The carrying amount of property, plant and equipment includes 499 and 423 of capital leases as of December 31, 2009 and 2010, respectively. The carrying amount of these capital leases is included in machinery and equipment.

The carrying value of property, plant and equipment includes 2,985 and 2,955 of mining activity as of December 31, 2009 and 2010, respectively.

The Company has pledged 750 and 264 in property, plant and equipment as of December 31, 2009 and 2010, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 15.

NOTE 11: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures:

Investee	Location	Ownership % at December 31, 2010	Net asset value at December 31, 2009	Net asset value at December 31, 2010
Eregli Demir Ve Celik Fab.T.AS(1)	Turkey	25.76%	1,524	1,596
China Oriental Group Company Ltd(2)	China	47.03%	1,241	1,337
DHS Group	Germany	33.43%	1,320	1,191
Macarthur Coal(3)	Australia	16.21%	716	908
Hunan Valin(4)	China	33.02%	803	686
Enovos(5) International S.A.	Luxembourg	25.29%	643	614
Kalagadi Manganese (Propriety) Limited	South Africa	50%	440	496
Gestamp	Spain	35%	445	468
Gonvarri Industrial Consolidated	Spain	35%	359	385
Other			2,137	2,471

Total			9,628	10,152

(1)	As of December 31, 2009 and 2010, the investment had a market value of 1,203 and 1,317, respectively.
(2)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to raise eventually its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment. As of December 31, 2010, the investment had a market value of 562 (563 in 2009).

(3)

On May 21, 2008, ArcelorMittal acquired a 14.9% stake in Macarthur Coal Limited. On July 10, 2008, the Company has increased its stake from 14.9% to 19.9%, following the acquisition of 10,607,830 shares from Talbot Group Holdings. The total acquisition price in Macarthur Coal is 812. In the second quarter of 2009, ArcelorMittal did not subscribe to a capital increase in Macarthur Coal Limited and the stake decreased to 16.6%. End of August 2010, ArcelorMittal participated in the institutional placement and purchased an additional 6,332,878 shares. The Company’s stake therefore remained at 16.6%. Macarthur Coal Limited established a Share Purchase Plan limited to shareholders with registered address in Australia and New Zealand and a Dividend Reinvestment Plan, which provides the opportunity to shareholders to use their dividends to acquire additional shares in Macarthur Coal Limited without incurring brokerage or transaction fees. ArcelorMittal decided not to participate. These plans resulted in the issuance of new shares bringing the total number of shares to 299.476.903. ArcelorMittal’s shareholding decreased from 16.6% to 16.2% corresponding to 48.552.062 shares. As of December 31, 2010, the investment had a market value of 632 (427 in 2009). Through review of its ownership interest, the Company concluded it has significant influence over Macarthur Coal Limited due to the existence of significant coal supply contracts between the Company and this associate and therefore accounts for its investment in Macarthur Coal Limited under the equity method.

(4)	As of December 31, 2009 and 2010, the investment had a market value of 1,017 and 502, respectively.
(5)

On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%. On February 16, 2009, the Company sold 2.48% of Soteg to the Luxembourg state and SNCI for proceeds of 58 and a gain of 3. In September 2009, the internal restructuring of Enovos (previously called Soteg) was completed with the cancellation of 58,000 treasury shares held by Saar Ferngas and Cegedel in Soteg. The resulting stake held by ArcelorMittal was 25.29%, after internal reorganization. On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A. and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

Summarized financial information, in the aggregate, for associates and joint ventures is as follows:

	December 31,
	2008	2009	2010
Condensed statement of operations
Gross revenue	45,101	33,274	43,688
Net income	3,319	448	1,535

	December 31,
	2008	2009	2010
Condensed statement of financial position
Total assets	40,671	44,507	53,436
Total liabilities	21,181	24,268	31,401

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that no impairment was required.

There are no contingent liabilities related to associates and joint ventures for which the Company is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 22 for disclosure of commitments related to associates and joint ventures.

NOTE 12: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2009	2010
Available-for-sale securities (at fair value)	74	11
Investments accounted for at cost	350	256

Total	424	267

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized gain or loss, net of income tax and non-controlling interests, of (78), 48 and 1 for the years ended December 31, 2008, 2009, and 2010, respectively.

On December 30, 2010, Gerdau, the controlling shareholder of Villares, in which ArcelorMittal (through its subsidiary ArcelorMittal Inox Brasil) held a 4.41% stake, completed a squeeze-out for the remaining non-controlling interests and absorbed its subsidiary. The investment in Villares was derecognized and the Company recorded an investment in Gerdau. The revaluation reserve relating to Villares and amounting to 120 was recycled to the statement of operations. This gain is included in the net result from discontinued operations. The investment in Gerdau is included in assets held for sale and distribution at December 31, 2010.

NOTE 13: OTHER ASSETS

Other assets consisted of the following:

	December 31,
	2009	2010
Revaluation of derivative financial instruments	515	74
Assets in pension funds	294	317
Long-term value-added-tax receivables	587	455
Collateral related to the put agreement on China Oriental[1]	381	—
Call options on ArcelorMittal shares[2]	—	841
Other	804	803

Total	2,581	2,490

[1]

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. The Company reclassified this collateral to current assets in 2010 as the put agreements will come to maturity on April 30, 2010.

[2]	On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share (see note 16).

NOTE 14: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

	Category	Year ended December 31,			December 31,
		2008	2009	2010	2009	2010
Transactions		Sales			Trade accounts receivable
Macsteel Int’l Holding & Subsidiaries	Associate	729	590	931	20	32
I/N Kote	Associate	347	319	398	—	63
Coils Lamiere Nastri (CLN) SPA	Associate	797	238	390	31	30
Borcelik Celik Sanayii Ticaret AS	Associate	315	221	383	41	44
Gonvarri Industrial SA	Associate	553	223	367	47	18
Gonvarri Brasil SA	Associate	314	229	314	34	24
Polski Koks	Associate	632	194	304	56	62
Bamesa Celik Servis Sanayii Ticaret AS	Associate	92	81	266	18	48
GTC	Associate	167	6	189	2	85
ArcelorMittal Gonvarri SSC Slovakia	Associate	121	80	140	6	9
Gouvauto SA	Associate	239	84	118	8	21
Gestamp Servicios	Associate	70	82	104	14	8
WDI	Associate	106	37	86	3	—
Bamesa Otel SA	Associate	—	—	85	—	21
Stalprofil S.A.	Associate	111	55	77	3	—
Hierras Aplanaciones SA	Associate	93	47	77	—	10
Gonvarri Productos Siderurgicos SA	Associate	82	43	65	—	8
Arcelor SSC Sverige AB	Associate	63	35	57	4	3
Rogesa GmbH	Associate	7	69	53	—	28
Noury SA	Associate	62	38	47	—	3
Westfälische Drahtindustrie	Associate	94	42	45	3	3
Florin Centrum	Associate	64	40	37	7	—
Alcat SP	Associate	71	24	30	3	6
Consolidated Wire Industries Limited	Associate	52	19	25	—	—
Berg Steel Pipe Corp	Associate	113	85	23	12	—
Laminés Marchands Européens SA	Associate	165	5	—	9	4
Zaklad Przetworstwa	Associate	240	—	—	—	—
Condesa Favril Sa	Associate	136	—	—	—	—
Steel Mart India Private Limited	Other	—	7	67	7	—
Noble B.V.	Other	—	91	—	—	—
Noble International Ltd	Other	113	—	—	—	—
Glacier Trading Centre FZE	Other	55	—	—	—	—
Other		402	185	195	64	86

Transactions with related parties attributable to continuing operations		6,405	3,169	4,873	392	616

Transactions with related parties attributable to discontinued operations		6	1	—	—	—

•	During 2008, the Company granted a convertible subordinated loan to Noble International Ltd of 50. This loan was fully impaired at December 31, 2008 (see note 3). It also granted a subordinated loan of 35 to Noble B.V., the subsidiary of Noble International Ltd. This loan is no longer considered to be a related party transaction following the acquisition of Noble B.V. on July 17, 2009 (see note 3).

Transactions	Category	Year ended December 31,			December 31,
		2008	2009	2010	2009	2010
		Purchases of raw material & others			Trade accounts payable
Polski Koks	Associate	490	227	434	75	89
Borcelik Celik Sanayiii Ticaret AS	Associate	188	203	300	37	63
Macarthur Coal LTD	Associate	132	33	186	19	71
Belgian BunkeringConcidar Trading NV	Associate	32	54	153	33	—
I/N Tek (Tolling charges)	Associate	57	84	150	4	4
ArcelorMittal Gonvarri SSC Slovakia	Associate	1	77	123	7	12
Cia Hispano Brasileira de Pelotizaçao SA	Associate	98	—	109	—	67
Baycoat LP	Associate	—	86	99	7	12
Peña Colorada	Associate	85	63	82	31	35
Enovos	Associate	107	52	54	16	12
Koksownia Przyjazn Sp.z.o.o.	Associate	—	—	52	—	3
Eko Recycling GmbH	Associate	50	15	35	2	2
Forges et Acieries de Dillingen	Associate	129	161	25	2	1
ATIC Services	Associate	79	13	16	4	2
SOMEF	Associate	59	9	11	5	4
E.I.M.P	Joint Venture	274	443	253	—	—
Noble B.V.	Other	—	144	—	—	—
Noble International Ltd	Other	63	—	—	—	—
ArcelorMittal Insurance Consultants SA	Other	51	—	—	—	—
Other		478	278	366	95	88

Transactions with related parties attributable to continuing operations		2,373	1,942	2,448	337	465

Transactions with related parties attributable to discontinued operations		18	3	3	—	—

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 26 for disclosure of transactions with key management personnel.

For discussion of transactions with Ispat International Investments S.L., refer to note 17.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 15: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2009	2010
Short-term bank loans and other credit facilities including commercial paper	2,744	2,908
Current portion of long-term debt	1,297	3,710
Lease obligations	94	98

Total	4,135	6,716

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €2,000 (2,672). As of December 31, 2010, the outstanding amount was 2,177.

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest rate(1)	2009	2010
Corporate
$4.0 billion credit facility	2010	Floating		—	—
€12 billion term loan	2011	Floating	0.86%-1.66%	3,493	3,206
€5 billion revolving credit facility	2012	Floating		—	—
$4.0 billion credit facility	2013	Floating		—	—
600 credit facilities	2013	Floating		—	—
€0.6 billion unsecured bonds	2010	Fixed	5.13%	864	—
€1.5 billion unsecured bonds	2013	Fixed	8.25%	2,146	1,993
$1.5 billion unsecured notes	2013	Fixed	5.38%	1,500	1,500
€1.25 billion convertible bonds	2014	Fixed	7.25%	1,369	1,343
800 convertible senior notes	2014	Fixed	5.00%	617	651
€0.1 billion unsecured bonds	2014	Fixed	5.50%	144	134
€0.5 billion unsecured bonds	2014	Fixed	4.63%	720	668
750 unsecured notes	2015	Fixed	9.00%	740	742
$1.0 billion unsecured bonds	2015	Fixed	3.75%	—	989
€1.0 billion unsecured bonds	2016	Fixed	9.38%	1,426	1,324
€1.0 billion unsecured bonds	2017	Fixed	4.63%	—	1,322
$1.5 billion unsecured notes	2018	Fixed	6.13%	1,500	1,500
$1.5 billion unsecured notes	2019	Fixed	9.85%	1,457	1,460
$1.0 billion unsecured bonds	2020	Fixed	5.25%	—	981
$1.5 billion unsecured bonds	2039	Fixed	7.00%	943	1,463
Other loans	2011-2016	Fixed	2.4%-6.4%	678	605
Other loans	2011-2035	Floating	1.15%-4.78%	1,486	1,196
EBRD loans	2012-2015	Floating	1.16%-1.34%	238	178

Total Corporate				19,321	21,255

Americas
800 senior secured notes	2014	Fixed	9.75%	420	—
600 senior unsecured notes	2014	Fixed	6.50%	500	500
Other loans	2011-2020	Fixed/Floating	0.61%-21.74%	1,131	843

Total Americas				2,051	1,343

Europe, Asia & Africa
Other loans	2011-2018	Fixed/Floating	1.56%-16%	205	118

Total Europe, Asia & Africa				205	118

Total				21,577	22,716
Less current portion of long-term debt				1,297	3,710

Total long-term debt (excluding lease obligations)				20,280	19,006
Lease obligations (2)				397	286

Total long-term debt, net of current portion				20,677	19,292

(1)	Rates applicable to balances outstanding at December 31, 2010.
(2)	Net of current portion of 94 and 98 in 2009 and 2010, respectively.

Corporate

€17 billion credit facility

On November 30, 2006, the Company entered into a €17 billion credit agreement, comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The maturity of the €5 billion revolving credit facility is November 30, 2012. Of the outstanding amount under the €12 billion term loan of €1.2 billion (1,603) due in May, 2011 and €1.2 billion (1,603) due in November, 2011 have been classified in the current portion of the long-term debt as of December 31, 2010. The €12 billion term loan facility is being repaid in installments. The €5 billion revolving credit facility remains fully available as of December 31, 2010.

$4 billion credit facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year revolving credit facility for general corporate purposes which replaces the Company’s previous $4 billion revolving credit facility dated May 13, 2008, and the related $3.25 billion forward-start facility dated February 13, 2009. These facilities were cancelled during the first half of 2010. Following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect. As of December 31, 2010, the facility remains fully available.

600 credit facilities

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of June 30, 2010. Each of these facilities may be used for general corporate purposes and matures in 2013. As of December 31, 2010, both facilities were fully available.

Convertible Bonds

On April 1, 2009, the Company issued €1.25 billion (1,662) of unsecured and unsubordinated convertible bonds due April 1, 2014 (the “€1.25 billion convertible bonds”). These bonds bear interest at 7.25% per annum payable semi-annually on April 1 and October 1 of each year commencing on October 1, 2009.

On May 6, 2009, ArcelorMittal issued 800 of unsecured and unsubordinated convertible senior notes (the “800 convertible senior notes”) due May 15, 2014. These notes bear interest at 5.00% per annum payable semi-annually on May 15 and November 15 of each year commencing on November 15, 2009. The €1.25 billion convertible bonds and the 800 convertible senior notes are collectively referred to herein as the Convertible Bonds.

The €1.25 billion convertible bonds may be converted by the bondholders from May 11, 2009 until the end of the seventh business day preceding maturity. The 800 convertible senior notes may be converted by the noteholders from May 6, 2009 until the end of the seventh business day preceding maturity.

At inception, the Company had the option to settle the Convertible Bonds for common shares or the cash value of the common shares at the date of settlement as defined in the Convertible Bonds’ documentation. The Company determined that the agreements related to the Convertible Bonds were hybrid instruments as the conversion option gave the holders the right to put the Convertible Bonds back to the Company in exchange for common shares or the cash equivalent of the common shares of the Company based upon the Company’s share price at the date of settlement. In addition, the Company identified certain components of the agreements to be embedded derivatives. On October 28, 2009, the Company announced that it had decided to irrevocably waive the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement.

At the inception of the Convertible Bonds, the Company determined the fair value of the embedded derivatives using the binomial option valuation methodology and recorded the amounts as financial liabilities in other long-term obligations of 408 and 189 for the €1.25 billion convertible bonds and the 800 convertible senior notes, respectively. As a result of the waiver of the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement, the Company determined that the conversion option was an equity instrument. As a consequence, its fair value of 279 (198 net of tax) at the date of the waiver was transferred to equity.

As of December 31, 2009 and 2010, the fair value of the embedded derivative for the €1.25 billion convertible bonds was 1,249 and 841, respectively. The change in fair value of 897 and 296 (408 including foreign exchange effect), respectively related to the Convertible Bonds was a non-cash activity and was recorded in the statement of operations for the years ended December 31, 2009 and 2010 as financing costs, respectively. Assumptions used in the fair value determination at inception and as of December 31, 2009 and 2010 were as follows:

	€1.25 billion convertible bonds
	December 31, 2009	December 31, 2010
Spot value of shares	€32.18	€28.38
Quote of convertible bonds	€36.61	€32.56
Credit spread (basis points)	167	188
Dividend per quarter	€0.1309	€0.140

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 16 and 17).

On December 28, 2010, the Company sent a notice to the holders of the Convertible Bonds that no opinion of an independent investment bank relating to the impact of the spin-off of the stainless steel business of ArcelorMittal on the interests of the Bondholders will be forthcoming. As a result of this announcement, the total amount of U.S. 3,000 dollars plus accrued interests has been repurchased.

Mandatorily convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until ten business days before the maturity date. This call option is carried at fair value and the Company recognized in 2010 a gain of 69 for the change in fair value in the statement of operations. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Calyon, invest in other financial instruments. This bond bears a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bond met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bond was 55 on the date of issuance. As of December 31, 2010, 15 is included in the current portion of long-term debt and carried at amortized cost. The financial liability component is included in the other loans with floating rates in the above table. The value of the equity component of 695 (684 net of tax and fees) was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity as non-controlling interests.

Bonds

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% per annum (issued at 101.97%) due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% per annum (issued at 99.195%) due November 7, 2014.

On May 27, 2008, the Company issued 3,000 principal amount of unsecured and unsubordinated fixed rated bonds in two tranches. The first tranche of 1,500 bears interest at 5.375% (issued at 99.722%) due June 2013 and the second tranche of 1,500 bears interest at 6.125% (issued at 99.571%) due June 2018.

On May 20, 2009, the Company issued unsecured and unsubordinated notes in two tranches for an aggregate principal amount of 2,250 consisting of 750 (issued at 98.931%) bearing interest at 9% per annum maturing February 15, 2015 and 1,500 (issued at 97.522%) bearing interest at 9.85% per annum maturing June 1, 2019.

On June 3, 2009, the Company issued unsecured and unsubordinated bonds in two tranches for an aggregate principal amount of €2.5 billion (3,560) consisting of €1.5 billion (issued at 99.589%) bearing interest at 8.25% per annum maturing June 3, 2013 and € 1 billion (issued at 99.381%) bearing interest at 9.375% per annum maturing June 3, 2016.

On October 1, 2009, the Company issued unsecured and unsubordinated notes for an aggregate principal amount of 1,000 (issued at 95.202%) bearing interest at 7% per annum maturing October 15, 2039.

On August 5, 2010, the Company issued unsecured and unsubordinated bonds in three tranches for an aggregate principal amount of 2,500 consisting of 1,000 (issued at 99.123%) bearing interest at 3.75% per annum maturing August 5, 2015 and 1,000 (issued 98.459%) bearing interest at 5.25% per annum maturing August 5, 2020 and 500 (issued 104.843%) bearing interest at 7.00% per annum maturing October 15, 2039.

On November 18, 2010, the Company issued 4.625% notes due 2017 for €1 billion (1,362), issued under its €3 billion Euro Medium Term Notes Programme.

Bonds and notes denominated in Euro (excluding convertible bonds) amounted to €4.1 billion as of December 31, 2010. Bonds and notes denominated in U.S. dollars (excluding convertible bonds) amounted to 9,250 as of December 31, 2010.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The outstanding amount in total as of December 31, 2009 and 2010 was 238 and 178, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009.

Other loans

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million term loan due 2012.

Forward Start facilities

During the first half of 2009, ArcelorMittal entered into facilities totaling approximately 6,000 referred to as “Forward Start” facilities, in order to extend the maturity of various facilities. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility upon its maturity, and therefore certainty as to the availability of funds for that refinancing.

In conjunction with the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided for in the facility. Subsequently, a 3,175 Forward Start facility was reinstated, extending the maturity of part of the $4 billion credit facility (to the extent of 3,175) until 2012. These Forward Start facilities were cancelled during the year 2010.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. The outstanding balance as of December 31, 2009 was 423 (420 net of unamortized discount). The outstanding amount of the Senior Secured Notes was redeemed early on April 1, 2010.

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the senior unsecured notes. On July 22, 2005, ArcelorMittal USA repurchased 100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed on a joint and several basis by certain 100% owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which approximately 17% bear fixed rates of interest and 83% bear floating rates of interest.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth.

The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These include restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees.

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2010.

Scheduled maturities of long-term debt including lease obligations as of December 31, 2010 are as follows:

2011	3,808
2012	1,321
2013	3,955
2014	3,506
2015	2,008
Subsequent years	8,502

Total	23,100

The following table presents the structure of the Company’s net debt in original currencies:

		In original currency as at December 31, 2010
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	6,716	5,051	1,187	142	—	8	328
Long-term debt	19,292	7,925	10,764	391	—	8	204
Cash including restricted cash	6,289	4,304	1,004	149	23	93	716

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

At the reporting date the carrying amount and fair value of the Company’s interest-bearing financial instruments is:

	December 31, 2009		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	15,596	16,938	17,714	21,337
Instruments payable bearing interest at variable rates	6,472	6,069	5,386	5,378

NOTE 16: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.

Other current assets of 735 and 523 and non-current assets of 515 and 915 correspond to derivative instruments as of December 31, 2009 and 2010, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets including call options, are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 1,375 and 447 as of December 31, 2009 and 2010, respectively, and for the fair value of the conversion option of the euro convertible bonds which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

The Company’s short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company’s variable rate debt approximates its carrying amount given its floating interest rates. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads.

The following tables summarize the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities;

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	74	—	—	74
Derivative financial current assets	—	735	—	735
Derivative financial non current assets	—	515	—	515

Total assets at fair value	74	1,250	—	1,324

Liabilities at fair value
Derivative financial liabilities	—	1,375	1,249	2,624

Total liabilities at fair value	—	1,375	1,249	2,624

As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	11	—	—	11
Derivative financial current assets	—	454	69	523
Derivative financial non current assets	—	74	841	915

Total assets at fair value	11	528	910	1,449

Liabilities at fair value
Derivative financial liabilities	—	447	841	1,288

Total liabilities at fair value	—	447	841	1,288

Available for sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial liabilities classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds (see note 15). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds and the 800 convertible senior notes for the year ended December 31, 2009 and 2010, respectively, until the waiver of the cash settlement option:

Fair value of conversion option – €1.25 billion convertible bonds
December 31, 2009	December 31, 2010
1,249	841

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928). The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the statement of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 841 as of December 31, 2010 and the change in fair value recorded in the statement of operations was 63. These call options are classified into Level 3.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the International Swaps and Derivatives Association agreements which allow netting in case of counter-party default).

The portfolio associated with derivative financial instruments as of December 31, 2009 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	1,085	32	4.11%	288	(9)	3.36%
Other interest rate instrument	140	1			—

Total interest rate instruments		33			(9)

Foreign exchange rate instruments
Forward purchase of contracts	5,362	111		10,145	(957)
Forward sale of contracts	11,036	962		9,776	(276)
Exchange option purchases	1,657	23			—
Exchange options sales		—		1,369	(7)

Total foreign exchange rate instruments		1,096			(1,240)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	118	20		196	(24)
Term contracts purchases	698	101		412	(102)
Swaps using raw materials pricing index	10	—			—
Options sales/purchases	4	—		4	—

Total raw materials (base metal), freight, energy, emission rights		121			(126)

Total		1,250			(1,375)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments as of December 31, 2010 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	167	12	4.05%	301	(6)	3.19%
Other interest rate instrument	300	1		—	—

Total interest rate instruments		13			(6)

Foreign exchange rate instruments
Forward purchase of contracts	4,796	185		5,280	(149)
Forward sale of contracts	3,978	109		4,896	(171)
Exchange option purchases	3,024	68		740	(13)
Exchange options sales	—	—		610	(11)

Total foreign exchange rate instruments		362			(344)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	254	49		247	(23)
Term contracts purchases	751	103		257	(73)
Swaps using raw materials pricing index	—	—		—	—
Options sales/purchases	20	1		14	(1)

Total raw materials (base metal), freight, energy, emission rights		153			(97)

Total		528			(447)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the loan. The Company and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby impacting negatively on the Company’s operating margins.

Following its Treasury and Financial Risk Management Policy, the Company hedges its net exposure to exchange rates through forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statement of operations of its subsidiaries, its corporate net debt and other items denominated in currencies other than the U.S. dollars, for inclusion in the ArcelorMittal Consolidated Financial Statements.

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries. The Company actively manages its liquidity. Following the Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed and floating ratios, maturity profile and currency mix.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2009
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,041)	(4,253)	(204)	(937)	(3,112)	—
Other bonds	(12,363)	(19,517)	(1,782)	(873)	(7,792)	(9,070)
Loans over 100	(6,918)	(7,270)	(1,701)	(3,851)	(1,412)	(306)
Trade and other payables	(10,676)	(10,676)	(10,676)	—	—	—
Other non-derivative financial liabilities	(3,490)	(4,040)	(1,848)	(1,143)	(453)	(596)
Financial guarantees	(3,307)	(3,307)	(1,536)	(283)	(546)	(942)

Total	(38,795)	(49,063)	(17,747)	(7,087)	(13,315)	(10,914)

Derivative financial liabilities
Interest rate instruments	(9)	(9)	—	—	(9)	—
Foreign exchange contracts	(1,240)	(1,240)	(825)	(407)	(8)	—
Other commodities contracts	(126)	(126)	(80)	(22)	(24)	—

Total	(1,375)	(1,375)	(905)	(429)	(41)	—

	December 31, 2010
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,009)	(3,054)	(181)	(162)	(2,711)	—
Other bonds	(15,259)	(23,605)	(1,113)	(1,258)	(9,191)	(12,043)
Loans over 100	(6,598)	(6,818)	(5,610)	(866)	(163)	(179)
Trade and other payables	(13,256)	(13,256)	(13,256)	—	—	—
Other non-derivative financial liabilities	(2,142)	(2,538)	(1,057)	(451)	(633)	(397)
Financial guarantees	(3,287)	(3,287)	(1,014)	(270)	(36)	(1,967)

Total	(42,551)	(52,558)	(22,231)	(3,007)	(12,734)	(14,586)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	—	—	(6)	—
Foreign exchange contracts	(344)	(344)	(327)	(4)	(13)	—
Other commodities contracts	(97)	(97)	(75)	(22)	—	—

Total	(447)	(447)	(402)	(26)	(19)	—

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2009
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Commodities	(2)	(6)	1	3	—	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(6)	1	(11)	(13)	(21)

	December 31, 2010
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years

Foreign exchange contracts	43	16	6	11	11	(1)
Commodities	24	11	6	7	—	—
Emission rights	(65)	—	—	(25)	(40)	—

Total	2	27	12	(7)	(29)	(1)

The following table presents the periods in which cash flows hedges are expected to impact the statement of operations:

	December 31, 2009
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Commodities	(2)	(7)	—	4	1	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(7)	—	(10)	(12)	(21)

	December 31, 2010
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years

Foreign exchange contracts	(61)	(73)	(9)	11	11	(1)
Commodities	24	1	12	8	3	—
Emission rights	(65)	—	—	(25)	(40)	—

Total	(102)	(72)	3	(6)	(26)	(1)

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2009, 979 was recycled to cost of sale related to the sale of inventory in 2009 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2009 the effective portion deferred in equity was 1,736, excluding deferred tax expense of 503. During 2010, 354 was recycled to cost of sales related to the sale of inventory in 2010. Including the effects of foreign currency fluctuations, the deferred gain was 1,254, excluding deferred tax expense of 364, as of December 31, 2010 and is expected to be recycled to the statement of operations as follows:

Year	Amount
2011	576
2012	544
2013	134

Total	1,254

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin and copper) freight and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2009	2010
Base metals	32	36
Freight	4	(4)
Energy (oil, gas, electricity)	7	42
Emission rights	(48)	(18)

Total	(5)	56

Assets associated with raw material, energy, freight and emission rights	121	153
Liabilities associated with raw material, energy, freight and emission rights	(126)	(97)

Total	(5)	56

ArcelorMittal, consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contract. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

The fair value of raw material freight, energy and emission rights derivatives liabilities was stable during 2010.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2009 and 2010, the Company had a net notional position of 162 with a net fair value of (48) and a net notional position of (40) with a net fair value of (18), respectively.

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 6.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies to which the Company is exposed. The sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2009		December 31, 2010
	Income	Other Equity	Income	Other Equity
10% strengthening in U.S. dollar	(655)	—	(275)	321
10% weakening in U.S. dollar	655	—	232	(263)

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2009
	Rate Instrument	Interest Rate Swaps/Forward Rate Agreements	Cash Flow Sensitivity (net)
100 bp increase	(29)	(11)	(40)
100 bp decrease	29	11	40

	December 31, 2010
	Rate Instrument	Interest Rate Swaps/Forward Rate Agreements	Cash Flow Sensitivity (net)
100 bp increase	(19)	(1)	(20)
100 bp decrease	19	(1)	18

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through statement of operations and those designated in hedge accounting relationships.

	December 31, 2009		December 31, 2010
	Income	Other Equity Cash Flow Hedging Reserves	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	13	10	15	28
Freights	(3)	—	(1)	—
Emission rights	—	8	(13)	7
Energy	7	2	6	2
-10% in prices
Base Metals	(13)	(10)	(15)	(28)
Freights	3	—	1	—
Emission rights	—	(8)	13	(7)
Energy	(7)	(2)	(6)	(2)

NOTE 17: EQUITY

Authorized shares

On May 13, 2008, at an Extraordinary General Meeting held on May 13, 2008, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €644 million represented by 147 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, the total authorized share capital was €7.1 billion represented by 1,617 million shares without nominal value for a period ending on July 14, 2014.

On April 29, 2009, the Company announced an offering of approximately 141 million common shares which was closed on May 6, 2009 (the “Offering”). Pending shareholder approval for authorization to increase issued share capital, the Company entered into a Share Lending Agreement dated April 29, 2009 (the “Agreement”), with Ispat International Investments S.L. (“Ispat”), a company controlled by Mr. Lakshmi and Mrs. Usha Mittal, under which the Company borrowed 98 million shares. The 98 million borrowed shares were accounted for as treasury shares and then issued, along with 29 million other treasury shares, to fulfill all subscriptions to the Offering other than the 14 million shares subscribed by Ispat.

On June 17, 2009, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to increase the issued share capital of the Company by a maximum of 168,173,653 shares during a period of five years. On June 22, 2009, the Company issued and returned the 98 million borrowed shares to Ispat and issued to Ispat the 14 million subscribed by it in the Offering. The proceeds from the Offering, net of transaction costs, were 3.2 billion. Under the terms of the Agreement, the Company paid a share lending fee to Ispat of 2.4. As a result of the Offering, the Company realized a loss on the sale of its treasury shares for tax purposes and reversed the deferred tax liability of 682, which was previously recognized in 2008. The deferred tax liability related to the potential future recapture of an impairment expense on treasury shares (see note 19).

Treasury shares and call options on ArcelorMittal shares

During 2008, ArcelorMittal acquired approximately 43.8 million shares under the 44 million share buy-back program for a total amount of 3,440 at an average price of $78.58 per share. Of this amount, 10.4 million shares were acquired on February 19, 2008 from Carlo Tassara at a price of €46.40 ($68.70) per share. In total, 25 million shares were acquired from Carlo Tassara.

On April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs under which shares were repurchased until September 5, 2008.

As of December 31, 2009, ArcelorMittal held 51,373,092 treasury shares. The decrease in the number of treasury shares since December 31, 2008 is primarily related to the Offering previously described for 28,794,371 shares, to the transfer to ArcelorMittal USA of 1,119,165 shares in order to meet their pension fund requirements (see note 23) and to the exercise of stock options during the period for 456,251 shares (as described below).

Following the announced reopening of its share buy-back program, on December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The call options were acquired in order to hedge the Company’s obligations arising from the potential conversion of the 7.25% convertible bonds for ArcelorMittal shares due April 1, 2014. In connection with this transaction, the Company sold 26.48 million treasury shares through an over-the-counter block trade for a price of €26.42 ($35.50) per share on December 14, 2010 (see note 16).

On December 18, 2010, ArcelorMittal acquired USD denominated call options on 26,533,997 of its own shares with a strike price of $30.15 per share in order to hedge its obligations arising from the potential conversion of the 5% USD denominated convertible bonds into ArcelorMittal shares due May 15, 2014. These call options were accounted for as an equity instrument as they can be settled only through physical delivery of the treasury shares. The premium paid with respect to these call options was 435 (309 net of tax) and was recorded as a decrease to additional-paid-in-capital. In connection with this transaction, the Company also entered into an agreement on December 18, 2010 to sell 11.5 million treasury shares through an over-the-counter block trade for a price of $37.87 per share, for settlement on December 30, 2010.

As a result of the various transactions described above, at December 31, 2010, ArcelorMittal held 12,352,920 treasury shares.

Following the transactions described above, the issued corporate share capital amounted to €6,837 million (9,950) represented by approximately 1,561 million shares, of which approximately 1,510 million shares and 1,549 million shares were outstanding as of December 31, 2009 and 2010, respectively.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
Net income attributable to equity holders of the parent	9,466	157	2,916

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,383	1,445	1,512
Incremental shares from assumed conversion of stock options (in millions)	3	1	—
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	—	—	88

Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,386	1,446	1,600

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 9 million, 26 million and 17 million potential common shares from stock options outstanding for the years ended December 31, 2008, 2009 and 2010, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 64 million potential common shares from the Convertible Bonds described in note 15 for the year ended December 31, 2009 because the potential common shares are anti-dilutive.

Employee Share Purchase Plan

At the Annual General Shareholders’ meeting held on May 11, 2010 the shareholders of ArcelorMittal adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. Similar to the previous ESPP implemented in 2008 and 2009, and authorized at the Annual General Shareholders’ meeting of May 13, 2008 and May 12, 2009, respectively, the plan’s goal is to strengthen the link between the Company and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the 2008, 2009 and 2010 plans are the following:

•

In 2008, the plan was offered to 216,311 employees in 22 jurisdictions. The Company offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 955,820 shares were subscribed, which are held in treasury for the employees. The implementation of the plan was split into two tranches (in September and November 2008). The subscription price for the first tranche was $57.05 and $21.71 for the second tranche, before discounts.

•

In 2009, the plan was offered to 204,072 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 392,282 shares were subscribed (of which 1,300 shares by Members of the Group Management Board and the Management Committee of the Company). The subscription price was $36.56 before discounts. The subscription period ran from November 10, 2009 until November 19, 2009 and was settled with treasury shares on January 21, 2010.

•

In 2010, the plan was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed (of which 1,500 shares by Members of the Group Management Board and the Management Committee of the Company). The subscription price was $34.62 before discounts. The subscription period ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

•

Pursuant to the plans, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (i) 200 shares and (ii) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to the neared whole number of shares).

For 2008, 2009 and 2010 plans, the purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price”, less a discount equal to:

a)	15% of the reference price for a purchase order not exceeding the lower of (i) 100 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of seven thousand five hundred U.S. dollars, and thereafter;

b)	10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (i) 200 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of fifteen thousand U.S. dollars.

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts opened by BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account by Mellon Investors LLC Services.

Shares purchased under the plans are subject to a three-year lock-up period, except for the following exceptions: permanent disability of the employee, termination of the employee’s employment with the Company or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares, subject to compliance with the Company’s insider dealing regulations, or keep their shares and have them delivered to their personal securities account or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by the Company after the settlement date and they are entitled to vote their shares.

With respect to the spin-off of ArcelorMittal’s stainless steel business, an addendum to the charter of the 2008, 2009 and 2010 ESPPs was adopted providing, among other measures, that:

•

the spin-off shall be deemed an early exit event for the participants who will be employees of one of the entities that will be exclusively controlled by Aperam, except in certain jurisdictions where termination of employment is not an early exit event, and

•

the Aperam shares to be received by ESPP participants will be blocked in line with the lock-up period applicable to the ArcelorMittal shares in relation to which the Aperam shares are allocated based on a ratio of one Aperam share for 20 ArcelorMittal shares.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts which are based on generally accepted accounting principles and in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg, rather than its consolidated accounts which are based on IFRS. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

The dividend for 2008 was paid quarterly ($0.375 cents per share) on March 17, 2008 (interim dividend), June 16, 2008, September 15, 2008 and December 15, 2008.

In light of the adverse economic and market conditions, on February 10, 2009, ArcelorMittal’s Board of Directors recommended to reduce the annual dividend in 2009 to $0.75 per share ($0.1875 per quarter). The dividend was approved by the annual general meeting of shareholders on May 12, 2009. The quarterly dividend was paid on March 16, 2009 (interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. The Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs.

On October 27, 2009, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2010 ($0.1875 per quarter). The quarterly dividend was paid on March 15, 2010 (interim dividend), June 14, 2010, September 13, 2010 and December 15, 2010.

The Board of Directors will submit to a shareholders’ vote at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875 per share. The dividend payments would occur on a quarterly basis commencing on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

Stock Option Plans

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted, under its previous stock option plans, 7,255,950, 20,585 and 48,000 options, respectively, to a group of key employees at an exercise price of $82.57, $22.25 and $23.75, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The options expire on August 4, 2019.

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27. The options expire on August 3, 2020.

The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2008	2009	2010
Exercise price	$82.57 – 22.25	$38.30	$32.27
Dividend yield	1.82% – 6.74%	1.96%	2.32%
Expected annualized volatility	45% – 57%	62%	52%
Discount rate—bond equivalent yield	4.02% – 2.52%	3.69%	2.92%
Weighted average share price	$82.57 – 22.25	$38.30	$32.27
Expected life in years	6	6	6
Fair value per option	$33.89 – 9.49	$19.64	$13.56

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 228, 176 and 133 for each of the years ended December 31, 2008, 2009, and 2010, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2008, 2009, and 2010:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2007	13,579,438	$2.26 – 74.54	$46.15
Granted	7,324,535	22.25 – 82.57	82.01
Exercised	(954,844)	2.26 – 64.30	31.88
Cancelled	(347,034)	2.26 – 82.57	51.28
Expired	(43,629)	28.75 – 64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26 – 82.57	60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26 – 33.76	24.56
Cancelled	(539,023)	33.76 – 82.57	70.02
Expired	(644,712)	2.26 – 82.57	52.20

Outstanding, December 31, 2009	24,047,380	2.26 – 82.57	55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26 – 33.76	21.27
Cancelled	(223,075)	28.75 – 82.57	53.42
Expired	(644,431)	2.26 – 82.57	49.55

Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95

Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2009	11,777,703	2.26 – 82.57	52.46
Exercisable, December 31, 2008	6,011,214	2.26 – 82.57	39.75

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2010:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
82.57	6,645,814	7.60	4,648,764	August 5, 2018
74.54	13,000	6.95	13,000	December 11, 2017
64.30	5,066,070	6.59	5,066,070	August 2, 2017
40.25	1,297,181	2.50	1,297,181	June 30, 2013
38.30	5,978,100	8.60	2,090,394	August 4, 2019
33.76	2,232,037	5.67	2,232,037	September 1, 2016
32.27	5,826,800	9.60	5,000	August 3, 2020
28.75	1,359,834	4.65	1,359,834	August 23, 2015
23.75	32,000	7.96	16,000	December 15, 2018
22.25	20,585	7.87	13,722	November 10, 2018
15.33	17,625	0.50	17,625	June 30, 2011
2.26	183,928	1.26	183,928	April 5, 2012

$2.26 – 82.57	28,672,974	7.47	16,943,555

NOTE 18: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Recognized in the statement of operations
Interest expense	(1,968)	(1,675)	(1,578)
Interest income	466	175	133
Fair value adjustment on Convertible Bonds and call options on ArcelorMittal shares	—	(897)	427
Net gain (loss) on other derivative instruments	(180)	(27)	43
Net foreign exchange result and others[1]	(573)	(423)	(1,225)

Total	(2,255)	(2,847)	(2,200)

Recognized in equity (Company share)[2]
Net change in fair value of available-for-sale financial assets	(78)	48	1
Effective portion of changes in fair value of cash flow hedge	1,844	(535)	(585)
Foreign currency translation differences for foreign operations	(6,129)	3,115	(1,726)

Total	(4,363)	2,628	(2,310)

[1]

Net foreign exchange result and others includes the net foreign exchange effects related primarily to financial assets and liabilities, bank fees, interest on defined benefit obligations and impairments of financial instruments.

[2]	Includes amounts related to discontinued operations (see note 5).

NOTE 19: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2008, 2009 and 2010, respectively, are summarized as follows:

	Year ended December 31,
	2008	2009	2010
Total current tax expense	2,485	381	821
Total deferred tax expense (benefit)	(1,381)	(4,813)	(2,300)

Total income tax expense (benefit)	1,104	(4,432)	(1,479)

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2008	2009	2010
Net income (including non-controlling interests)	10,498	114	3,005
Discontinued operations	(247)	57	330
Income from investments in associates and joint ventures	(1,650)	(56)	(451)
Income tax expense (benefit)	1,104	(4,432)	(1,479)

Income (loss) before tax and income from investments in associates and joint ventures:	9,705	(4,317)	1,405

Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	1,402	(2,875)	(1,310)
Permanent items	(605)	(1,377)	(293)
Benefit arising from interest in partnership	(21)	(19)	—
Rate changes	(151)	(13)	(190)
Net change in measurement of deferred tax assets	(410)	248	380
Effects of tax holiday	(7)	72	28
Effects of foreign currency translation	728	(521)	(147)
Tax credits	(95)	(296)	(141)
Other taxes	276	289	155
Others	(13)	60	39

Income tax expense (benefit)	1,104	(4,432)	(1,479)

ArcelorMittal’s income tax expense is based on the income tax laws and regulations in place in the different countries in which ArcelorMittal operates. In addition, the amount of income tax expense depends on the geographical mix of activities, which can vary from year to year. ArcelorMittal has offices in countries with a low corporate income tax rate, which reduce the consolidated effective tax rate to a level below 28.8%, the statutory tax rate as enacted in Luxembourg.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2008	2009	2010
Notional Interest Deduction	(766)	(931)	(733)
Juros sobre o Capital Próprio (“JSCP”)	(177)	(193)	(51)
Interest recapture	184	6	554
Non tax deductible provisions	177	(131)	—
Tax deductible capital loss	—	(99)	—
Other permanent items	(23)	(29)	(63)

Total permanent items	(605)	(1,377)	(293)

Notional Interest Deduction: Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is based upon the average rate of interest on 10-year bonds issued by the Belgian State. The rate is revised on an annual basis, but may not vary by more than 1 % from one period to another. A maximum rate of 6.5 % applies.

Juros sobre o Capital Próprio (“JSCP”): Corporate taxpayers in Brazil, who distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For book purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expenses are only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Rate changes

The 2008 tax benefit from rate changes of (151) mainly results from the decrease of corporate income tax rates in Kazakhstan, Luxembourg, South Africa and Russia.

The 2010 tax benefit from rate changes of (190) mainly results from the decrease of the substantively enacted corporate income tax rate in Ukraine of (260), partially offset by changes in the substantively enacted corporate income tax rate in Kazakhstan of 30 and Luxembourg of 40.

Net change in measurement of deferred tax assets

The 2008 net change in measurement of deferred tax assets of (410) primarily consists of a net tax benefit of (295) due to recognizing deferred tax assets on acquired net operating losses not previously recognized in purchase accounting upon the Arcelor acquisition and other net tax benefit of (115), mainly relating to recognizing deferred tax assets, others than unrecognized deferred tax assets relating to the Arcelor acquisition, partially offset by non-recognition of deferred tax assets for losses of the year.

The 2009 net change in measurement of deferred tax assets of 248 primarily consists of tax expense of 467 due to not recognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses of previous years of (143) and tax benefit of (76) relating to other items.

The 2010 net change in measurement of deferred tax assets of 380 primarily consists of tax expense of 504 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (124).

Effects of tax holiday

Certain agreements, for example tax holidays, relating to acquisitions and capital investments undertaken by the Company, provide reduced tax rates, fixed amounts of tax or in some cases exemption from income tax as in Algeria (expiring in 2011).

Effects of foreign currency translation

The effects of foreign currency translation of 728, (521) and (147) at December 31, 2008, 2009 and 2010, respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (95), (296) and (141) in 2008, 2009 and 2010 respectively are mainly attributable to our operating subsidiaries in Spain. They relate to credits claimed on research and development, credits on investment and tax sparing credits.

Other taxes

Other taxes include withholding taxes on dividends, services, royalties and interests, as well as Secondary Taxation on Companies (“STC”). It also includes Mining duties in Canada of 63, 22 and 117 and Flat tax in Mexico of 36, 51 and (30) in 2008, 2009 and 2010 respectively. The STC is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the STC tax in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,978, 2,956 and 3,777 in 2008, 2009 and 2010 respectively, it would be subject to additional taxes of 271, 269 and 343 respectively. STC on dividends declared in 2008, 2009 and 2010 were 31, 17 and 8 respectively.

Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2008, 2009, 2010 is as follows:

	2008	2009	2010
Current tax expense (benefit)
Recognized in other comprehensive income on:
Foreign currency translation adjustments	67	(18)	49

	67	(18)	49

Deferred tax expense (benefit)
Recognized in other comprehensive income on:
Unrealized gain (loss) on available-for-sale securities	(9)	3	(19)
Unrealized gain (loss) on derivative financial instruments	868	(174)	(122)
Call options on ArcelorMittal shares	—	—	(126)
Foreign currency translation adjustments	(55)	370	74
Recognized in additional paid-in capital on:
Movements on treasury shares	(15)	(682)	(267)
Recognized in retained earnings on:
Cancellation of cash settlement option on 800 convertible senior notes	—	81	—
Recognized in non-controlling interests on:
Issuance of bonds mandatorily convertible in shares of subsidiaries	—	(4)	—

	789	(406)	(460)

In 2008, for tax purposes, the Company recognized an impairment as the market value of its treasury shares was lower than the recorded value. The impairment resulted in the recognition of an additional deferred tax asset as the Company had tax losses carried forward in Luxembourg. In addition, the Company recognized a deferred tax liability for the potential future recapture of the recognized impairment. In accordance with IFRS, the corresponding tax benefit and expenses, netting to zero, was recognized in the consolidated statements of changes in equity. As a result of the offering of shares in 2009, the Company realized a loss on the sale of shares for tax purposes and reversed (682) of the deferred tax liability previously recognized.

Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2009	2010	2009	2010	2009	2010
Intangible assets	167	136	(1,104)	(1,095)	(937)	(959)
Property, plant and equipment	277	263	(9,293)	(8,110)	(9,016)	(7,847)
Inventories	421	427	(425)	(47)	(4)	380
Available-for-sale financial assets	—	—	(12)	(1)	(12)	(1)
Financial instruments	436	294	(92)	(146)	344	148
Other assets	258	415	(665)	(478)	(407)	(63)
Provisions	2,806	2,416	(1,008)	(693)	1,798	1,723
Other liabilities	455	700	(677)	(872)	(222)	(172)
Tax losses carried forward	7,468	8,719	—	—	7,468	8,719
Tax credits	724	712	—	—	724	712
Untaxed reserves	—	—	(42)	(43)	(42)	(43)

Deferred tax assets / (liabilities)	13,012	14,082	(13,318)	(11,485)	(306)	2,597

Deferred tax assets					4,838	6,603
Deferred tax liabilities					(5,144)	(4,006)

Deferred tax assets not recognized by the Company as of December 31, 2009 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	27,315	8,220	7,468	752
Tax credits and other tax benefits carried forward	1,410	844	724	120
Other temporary differences	15,845	4,966	4,820	146

Total		14,030	13,012	1,018

Deferred tax assets not recognized by the Company as of December 31, 2010 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	33,155	9,889	8,719	1,170
Tax credits and other tax benefits carried forward	1,523	967	712	255
Other temporary differences	16,298	4,678	4,651	27

Total		15,534	14,082	1,452

As of December 31, 2010, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Belgium, Luxembourg, Canada, Mexico, the Netherlands and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The majority of unrecognized tax losses carried forward have an expiration date. In addition, the utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income.

At December 31, 2010, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 6,603 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets is approximately 22,798. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements.

ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. There was no material change to these liabilities as of December 31, 2009 until December 31, 2010. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 550.

Tax losses carried forward

At December 31, 2010, the Company had total estimated tax losses carried forward of 33,155.

Such amount includes net operating losses of 7,584 primarily related to subsidiaries in Canada, the Netherlands, Poland, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2011	27
2012	46
2013	261
2014	657
2015	68
2016 - 2030	6,525

Total	7,584

The remaining tax losses carried forward of 25,571 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

Tax losses carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 20: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2008	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2009
Environmental (see note 24)	769	72	(131)	—	33	743
Asset retirement obligations	278	49	(2)	—	11	336
Restructuring	566	78	(131)	1	(183)	331
Voluntary separation plans (1)	935	280	(685)	—	(218)	312
Litigation (see note 24) and other (3)	1,601	296	(803)	2	125	1,221
Tax claims	480	125	(183)	—	22	444
Competition/Antitrust claims	640	2	(400)	—	26	268
Other legal claims	387	169	(220)	2	77	415
Other unasserted claims	94	—	—	—	—	94
Commercial agreements and onerous contracts	855	471	(1,150)	—	(2)	174
Other (2)	631	266	(321)	3	(142)	437

	5,635	1,512	(3,223)	6	(376)	3,554

Short-term provisions	3,292					1,433
Long-term provisions	2,343					2,121

	5,635					3,554

	Balance at December 31, 2009	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements*	Balance at December 31, 2010
Environmental (see note 24)	743	95	(104)	—	(4)	730
Asset retirement obligations	336	24	(30)	—	12	342
Restructuring	331	92	(118)	—	(68)	237
Voluntary separation plans (1)	312	69	(268)	—	(32)	81
Litigation (see note 24) and other (3)	1,221	327	(280)	—	(197)	1,071
Tax claims	444	41	(52)	—	(159)	274
Competition/Antitrust claims	268	28	(21)	—	(41)	234
Other legal claims	415	52	(207)	—	3	263
Other unasserted claims	94	206	—	—	—	300
Commercial agreements and onerous contracts	174	240	(221)	—	20	213
Other (2)	437	238	(143)	—	(125)	407

	3,554	1,085	(1,164)	—	(394)	3,081

Short-term provisions	1,433					1,343
Long-term provisions	2,121					1,738

	3,554					3,081

*	A movement of (167) is related to the transfer of provisions to liabilities held for sale and distribution
(1)

Voluntary separation plans were announced at the end of 2008 by the Group Management Board and were largely completed in 2009 and 2010. In 2010, new voluntary separation plans were announced in Mexico, Kazakhstan, Ukraine and France. As of December 2010, the outstanding provision relates to remaining plans primarily in USA, France, Poland, Germany, Bosnia, Mexico, Romania and Czech Republic.

(2)	Other includes provisions for technical warranties, guarantees as well as other disputes.
(3)

In previously filed financial statements the caption litigation and other was presented as a single line item. In order to provide further clarity to the class of provisions for litigation, amounts relating to tax claims, competition/antitrust claims, other legal claims, and other unasserted claims, have been presented separately in the tabular disclosure. The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts provided for and the actual outflows. In general, provisions are presented on a non-discounted basis due to the uncertainties regarding the timing or the short period of their expected consumption.

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years.

Restructuring provisions are mainly related to reorganizations in France and are expected to be settled within the next year.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 24.

Provisions for onerous contracts related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts.

In addition to existing labor agreements, voluntary separation plans which provide incentives for early retirement or separation from the Company in exchange for cash benefits, were announced at the end of 2008 and were largely completed in 2009. As of December 31, 2010, the outstanding provision relates to remaining plans primarily in France and Belgium which are expected to be settled over a period of one to four years.

Other includes provisions for technical warranties, guarantees as well as other disputes.

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following as of December 31:

	2009*	2010
Accrued payroll and employee related expenses	1,949	1,933
Other payables	1,810	2,090
Other creditors	1,310	1,526
Revaluation of derivative instruments	905	402
Other amounts due to public authorities	731	828
Unearned revenue and accrued payables	217	121

Total	6,922	6,900

*	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

NOTE 22: COMMITMENTS

The Company’s commitments consist of three main categories:

•	non-cancellable operating leases,

•	various purchase and capital expenditure commitments,

•	pledges, guarantees and other collateral instruments given to secure financial debt and credit lines.

Operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2010 according to maturity periods are as follows:

Less than 1 year	465
1-3 years	819
4-5 years	579
More than 5 years	1,081

Total	2,944

The operating leases are mainly related to plant, machinery and equipment (2,267), buildings (546) and lands (57).

Commitments given

	December 31
	2009	2010*
Purchase commitments	26,229	21,937
Capital expenditure commitments	1,515	1,660
Guarantees, pledges and other collateral	4,944	3,621
Other commitments	5,895	5,463

Total	38,583	32,681

*	Purchase commitments and guarantees, pledges and other collateral include commitments related to joint ventures and associates for 1,317 and 149 at December 31, 2010, respectively.

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Guarantees, pledges and other collateral

Pledges mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued related to external debt financing.

Guarantees and other collateral consist of guarantees of financial loans and credit lines, documentary credits, letters of credit and sureties.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and credit lines confirmed to customers but not drawn, and commitments relating to grants.

Share Retention Agreements

ArcelorMittal Temirtau has entered into share retention agreements with the EBRD and the International Finance Corporation (“IFC”). Until the date on which the EBRD and IFC loans have been repaid in full, ArcelorMittal Temirtau’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its share holding in ArcelorMittal Temirtau.

The Company has pledged 37.87% of its shareholding in ArcelorMittal Galati to AVAS (the governmental body in Romania responsible for privatization) in relation to the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

The Company has also entered into a share pledge agreement with AVAS for 15.7% of its shareholding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004. This share pledge agreement is still effective on December 31, 2010, as the Company did not receive written confirmation from AVAS on due fulfillment of the investment obligations undertaken for the five investment years.

The Company has entered into a share pledge agreement with AVAS for 52.94% of its shareholding in ArcelorMittal Tubular Products Iasi’s share capital towards its capital expenditure commitments for five years commencing in 2004.

NOTE 23: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future healthcare cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statement of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 1,979 for pensions and 1,020 for other post retirement benefits as of December 31, 2010.

ArcelorMittal USA’s 2008 labor agreement with the United Steelworkers of America (the “USW”) increased wages, provided a signing bonus of six thousand dollars per employee, increased the pension multiplier for certain employees, increased payments into Steelworkers pension trust, provided for a lump sum payment upon retirement for certain employees, and reduced the premium retirees must pay for healthcare. The most significant change to this agreement was the change in the funding principles of a Voluntary Employee Beneficiary Association (“VEBA”) trust for retiree healthcare. Previously this fund was accounted for as a profit-sharing arrangement. The change in the contractual obligation led to the recognition in 2008 of a liability and other post-employment expense of 1,424 for those obligations which had previously vested. See the post-employment benefits section of this note for a more detailed discussion.

The Company agreed in 2008 to transfer to ArcelorMittal USA a number of shares held in treasury equal to a fair value of 130, subject to certain adjustments, in several tranches until the end of 2010 to provide a means for ArcelorMittal USA to meet its cash funding requirements to the ArcelorMittal USA Pension Trust. The first tranche, consisting of 1,121,995 treasury shares, was transferred on December 29, 2008 for consideration of $23.72 per share, the New York Stock Exchange opening price on December 23, 2008. The second tranche, consisting of 119,070 treasury shares, was transferred on June 29, 2009 for consideration of $32.75 per share, the New York Stock Exchange opening price on June 26, 2009. The third tranche, consisting of 1,000,095 treasury shares, was transferred on September 15, 2009, for consideration of $39.00 per share, the New York Stock Exchange opening price on September 14, 2009. There were no transfers in 2010.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 24% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees who receive pension benefits are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants. Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive pension benefits through a multiemployer pension plan that is accounted for as defined contribution plan.

Canada

The primary pension plans are those of ArcelorMittal Dofasco and ArcelorMittal Mines Canada. The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service. This plan was closed for new hires on December 31, 2009, and replaced by a defined contribution pension plan with contributions related to age and services. The ArcelorMittal Mines Canada hourly workers’ defined benefit plan is a unionized plan and is still open to new hires.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced by defined contributions pension plans for active members financed by employer and employee contributions.

South Africa

There are two primary defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employers’ and employees’ contributions.

Other

A limited number of funded defined benefit plans are in place in countries where funding of multi-employer pension plans is mandatory.

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2009
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	57%	9%	10%	34%	28%
Fixed Income (including cash)	25%	41%	89%	79%	48%	72%
Real Estate	4%	—	—	1%	1%	—
Other	16%	2%	2%	10%	17%	—

Total	100%	100%	100%	100%	100%	100%

	December 31, 2010
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	56%	8%	10%	40%	32%
Fixed Income (including cash)	25%	42%	90%	79%	60%	68%
Real Estate	4%	—	—	1%	—	—
Other	16%	2%	2%	10%	—	—

Total	100%	100%	100%	100%	100%	100%

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal except for the transaction explained previously. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of 950 and 699 in 2009 and 2010, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2010
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	62%	59%	11%	10%	48%	35%
Fixed Income (including cash)	24%	41%	84%	79%	52%	65%
Real Estate	5%	—	—	2%	—	—
Other	9%	—	5%	9%	—	—

Total	100%	100%	100%	100%	100%	100%

The following tables detail the reconciliation of defined benefit obligation, plan assets and statement of financial position.

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	9,359	3,281	2,275	550	2,316	743	194
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Plan amendments	46	—	6	—	35	—	5
Plan participants’ contribution	5	—	1	2	1	—	1
Acquisition	3	—	—	—	3	—	—
Curtailments and settlements	(24)	—	—	(10)	(9)	—	(5)
Actuarial (gain) loss	330	—	168	22	141	(4)	3
Benefits paid	(769)	(247)	(174)	(43)	(188)	(90)	(27)
Foreign currency exchange rate differences and other movements	867	—	393	198	82	190	4

Benefit obligation at end of the period	10,612	3,270	2,888	799	2,544	910	201

Change in plan assets
Fair value of plan assets at beginning of the period	5,788	1,916	1,786	589	566	826	105
Expected return on plan assets	479	156	140	79	23	71	10
Actuarial gain (loss)	471	265	130	39	42	(4)	(1)
Employer contribution	302	48	202	13	38	—	1
Plan participants’ contribution	5	—	1	2	1	—	1
Settlements	(3)	—	—	(9)	6	—	—
Benefits paid	(613)	(244)	(173)	(43)	(55)	(90)	(8)
Foreign currency exchange rate differences and other movements	766	—	310	215	23	218	—

Fair value of plan assets at end of the period	7,195	2,141	2,396	885	644	1,021	108

Present value of the wholly or partly funded obligation	(9,078)	(3,236)	(2,873)	(799)	(1,163)	(910)	(97)
Fair value of plan assets	7,195	2,141	2,396	885	644	1,021	108
Net present value of the wholly or partly funded obligation	(1,883)	(1,095)	(477)	86	(519)	111	11
Present value of the unfunded obligation	(1,534)	(34)	(15)	—	(1,381)	—	(104)
Unrecognized net actuarial loss	1,678	1,242	251	30	127	—	28
Unrecognized past service cost	3	2	—	—	1	—	—
Prepaid due to unrecoverable surpluses	(221)	—	(3)	(104)	(3)	(111)	—

Net amount recognized	(1,957)	115	(244)	12	(1,775)	—	(65)

Net assets related to funded obligations	294	194	65	17	—	—	18

Recognized liabilities	(2,251)	(79)	(309)	(5)	(1,775)	—	(83)
Amount included above related to discontinued operations	(91)	—	—	—	(91)	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	10,612	3,270	2,888	799	2,544	910	201
Service cost	158	49	50	11	38	—	10
Interest cost	666	180	182	88	113	83	20
Plan amendments	40	—	15	—	3	—	22
Plan participants’ contribution	4	—	1	2	—	—	1
Acquisition	(9)	—	—	—	—	—	(9)
Curtailments and settlements	(9)	—	—	—	2	(3)	(8)
Actuarial (gain) loss	642	261	189	24	5	68	95
Benefits paid	(757)	(241)	(193)	(47)	(172)	(85)	(19)
Foreign currency exchange rate differences and other movements	64	—	129	25	(201)	118	(7)

Benefit obligation at end of the period	11,411	3,519	3,261	902	2,332	1,091	306

Change in plan assets
Fair value of plan assets at beginning of the period	7,195	2,141	2,396	885	644	1,021	108
Expected return on plan assets	590	178	184	97	23	99	9
Actuarial gain (loss)	109	67	55	6	16	(34)	(1)
Employer contribution	484	166	262	14	41	—	1
Plan participants’ contribution	4	—	1	2	—	—	1
Settlements	(3)	—	—	—	—	(3)	—
Benefits paid	(611)	(237)	(192)	(47)	(45)	(85)	(5)
Foreign currency exchange rate differences and other movements	207	—	116	29	(55)	122	(5)

Fair value of plan assets at end of the period	7,975	2,315	2,822	986	624	1,120	108

Present value of the wholly or partly funded obligation	(9,882)	(3,486)	(3,246)	(902)	(1,063)	(1,091)	(94)
Fair value of plan assets	7,975	2,315	2,822	986	624	1,120	108
Net present value of the wholly or partly funded obligation	(1,907)	(1,171)	(424)	84	(439)	29	14
Present value of the unfunded obligation	(1,529)	(33)	(15)	—	(1,269)	—	(212)
Unrecognized net actuarial loss	1,979	1,318	390	45	111	(4)	119
Unrecognized past service cost	5	—	5	—	—	—	—
Prepaid due to unrecoverable surpluses	(148)	—	—	(121)	(2)	(25)	—

Net amount recognized	(1,600)	114	(44)	8	(1,599)	0	(79)
Net assets related to funded obligations	317	186	101	13	—	—	17

Recognized liabilities	(1,917)	(72)	(145)	(5)	(1,599)	—	(96)
Amount included above related to discontinued operations	(83)	—	—	—	(83)	—	—

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 221 and 148 at December 31, 2009 and 2010, respectively.

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Expected return on plan assets	(584)	(215)	(182)	(82)	(25)	(69)	(11)
Charges due to unrecoverable surpluses	(8)	—	—	(11)	3	—	—
Curtailments and settlements	25	—	(1)	—	—	—	26
Amortization of unrecognized past service cost	152	127	11	—	10	—	4
Amortization of unrecognized actuarial (gain) loss	78	69	(6)	12	2	—	1

Total	451	204	44	(1)	155	—	49

Amount included above related to discontinued operations	5	—	—	—	5	—	—

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Expected return on plan assets	(479)	(156)	(140)	(79)	(23)	(71)	(10)
Charges due to unrecoverable surpluses	13	—	3	10	—	—	—
Curtailments and settlements	(13)	—	—	1	(11)	—	(3)
Amortization of unrecognized past service cost	72	26	6	—	35	—	5
Amortization of unrecognized actuarial loss	201	184	10	6	—	—	1

Total	589	290	98	18	164	—	19

Amount included above related to discontinued operations	4	—	—	—	4	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost
Service cost	158	49	50	11	38	—	10
Interest cost	666	180	182	88	113	83	20
Expected return on plan assets	(590)	(178)	(184)	(97)	(23)	(99)	(9)
Charges due to unrecoverable surpluses	(79)	—	(3)	14	—	(90)	—
Curtailments and settlements	4	—	—	—	5	—	(1)
Amortization of unrecognized past service cost	37	2	10	—	3	—	22
Amortization of unrecognized actuarial loss	225	118	1	2	(2)	106	—

Total	421	171	56	18	134	—	42

Amount included above related to discontinued operations	4	—	—	—	4	—	—

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

Agreements with the USW capped ArcelorMittal USA’s share of healthcare costs for ArcelorMittal USA retirees at 2008 levels for years 2010 and beyond. The VEBA will be responsible for reimbursing ArcelorMittal USA for any costs in excess of the cap for retirees of ArcelorMittal USA. Because the current labor agreement specifies the level of benefits to be provided and ArcelorMittal USA is the only source of funding, the obligation meets the definition of a defined benefit plan. Accordingly, ArcelorMittal USA recognized a liability of 571 for the actuarial determined amount of benefits expected to be paid to the Legacy Retirees net of the existing assets in the VEBA trust in 2008. Since these individuals have all retired, the expense was recognized immediately in 2008. ArcelorMittal USA also determined that removing the cap on future healthcare costs increased the defined benefit obligation by 1,061 of which 853 was vested and recognized immediately in 2008. The remaining balance will be recognized evenly over the average period of estimated future service life until the benefits become vested.

The current labor agreement between ArcelorMittal USA and the USW, the Company modified payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust. The VEBA provided limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Contributions into the trust under the old labor agreement were calculated based on quarterly operating income and on certain overtime hours worked. Benefits paid were based on the availability of funds in the VEBA. Under the current agreement, ArcelorMittal USA contributes a fixed amount of 25 per quarter. An agreement with the union allowed ArcelorMittal USA to defer these payments in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions must be paid to the fund by August 12, 2012. Before that date, ArcelorMittal USA will make additional quarterly contributions calculated with the reference to its operating income.

The Company has significant assets mostly in the aforementioned VEBA post employment benefit plans. These assets consist of 99% in fixed income and 1% in cash. The total fair value of the assets in the VEBA trust was 467 as of December 31, 2010.

Summary of changes in the other post employment benefit obligation and changes in plan assets are as follows:

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Change in post-employment benefit obligation
Benefit obligation at beginning of period	5,254	3,861	667	5	603	118
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Plan amendment	42	24	—	—	18	—
Actuarial loss (gain)	46	38	(17)	(1)	32	(6)
Benefits paid	(327)	(203)	(36)	—	(68)	(20)
Curtailments and settlements	(70)	—	—	—	(70)	—
Divestitures	(4)	—	—	—	(4)	—
Foreign currency exchange rate changes and other movements	116	—	108	1	5	2

Benefits obligation at end of period	5,416	3,963	778	5	564	106
Present value of the wholly or partly funded obligation	(1,324)	(1,274)	—	—	(50)	—

Fair value of assets	577	559	—	—	18	—

Net present value of the wholly or partly funded obligation	(747)	(715)	—	—	(32)	—

Present value of the unfunded obligation	(4,092)	(2,689)	(778)	(5)	(514)	(106)
Unrecognized net actuarial loss (gain)	401	670	(259)	—	(20)	10
Unrecognized past service cost	131	129	—	—	2	—

Net amount recognized	(4,307)	(2,605)	(1,037)	(5)	(564)	(96)

Amount included above related to discontinued operations	(62)	—	—	(5)	(57)	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Change in post-employment benefit obligation
Benefit obligation at beginning of period	5,416	3,963	778	5	564	106
Service cost	61	24	10	—	21	6
Interest cost	313	226	51	—	29	7
Participants contribution	32	32	—	—	—	—
Plan amendment	82	—	(1)	—	83	—
Actuarial loss (gain)	694	576	47	—	55	16
Benefits paid	(344)	(243)	(40)	(1)	(46)	(14)
Curtailments and settlements	(2)	—	(2)	—	—	—
Foreign currency exchange rate changes and other movements	(6)	(3)	42	(1)	(33)	(11)

Benefits obligation at end of period	6,246	4,575	885	3	673	110
Present value of the wholly or partly funded obligation	(1,392)	(1,302)	—	—	(90)	—

Fair value of plan assets	517	502	—	—	15	—

Net present value of the wholly or partly funded obligation	(875)	(800)	—	—	(75)	—
Present value of the unfunded obligation	(4,854)	(3,273)	(885)	(3)	(583)	(110)
Unrecognized net actuarial loss (gain)	1,020	1,195	(205)	—	7	23
Unrecognized past service cost	128	58	—	—	70	—

Net amount recognized	(4,581)	(2,820)	(1,090)	(3)	(581)	(87)

Amount included above related to discontinued operations	(58)	—	—	(3)	(55)	—

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Expected return on plan assets	(16)	(15)	—	—	(1)	—
Curtailments and settlements	6	6	—	—	—	—
Amortization of unrecognized past service cost	1,504	1,458	1	—	2	43
Amortization of unrecognized actuarial (gain) loss	6	12	(15)	—	9	—

Total	1,766	1,594	48	1	67	56

Amount included above related to discontinued operations	6	—	—	—	6	—

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost (benefit)
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Expected return on plan assets	(39)	(38)	—	—	(1)	—
Curtailments and settlements	(70)	—	—	—	(70)	—
Amortization of unrecognized past service cost	110	92	—	—	18	—
Amortization of unrecognized actuarial (gain) loss	35	32	(16)	(1)	19	1

Total	395	329	40	(1)	14	13

Amount included above related to discontinued operations	(1)	—	—	(1)	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost (benefit)
Service cost	61	24	10	—	21	6
Interest cost	313	226	51	—	29	7
Expected return on plan assets	(33)	(32)	—	—	(1)	—
Curtailments and settlements	(3)	—	(3)	—	—	—
Amortization of unrecognized past service cost	79	71	(1)	—	9	—
Amortization of unrecognized actuarial (gain) loss	56	42	(18)	—	30	2

Total	473	331	39	—	88	15

Amount included above related to discontinued operations	6	—	—	—	6	—

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2008	2009	2010	2008	2009	2010
Discount rate	5.42% – 10.77%	4.97% – 15%	4.75% – 14.0%	4.25% – 10.77%	4.5% – 10.77%	4.50% – 10.77%
Rate of compensation increase	2.50% – 9.2%	1.71% – 14%	2.5% – 13.0%	1.5% – 7.12%	2% – 7.12%	2.0% – 6.32%
Expected long-term rate of return on plan assets	3.47% – 11.72%	3.52% – 11.26%	3.5% – 10.78%	4.5% – 6.11%	4.5% – 6.12%	4.5% – 6.18%

Healthcare Cost Trend Rate

	Pension Plans
	2008	2009	2010
Healthcare cost trend rate assumed	3.00% – 5.71%	3.00% – 5.40%	2.00% – 5.18%

Cash Contributions

In 2011, the Company expects its cash contributions to amount to 607 for pension plans, 493 for other post employment benefits plans and 122 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 114 in 2010.

Statement of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2009	2010
Pension plan benefits	2,251	1,834
Other post-employment benefits	4,307	4,523
Early retirement benefits	886	761
Other long-term employee benefits	139	62

Total	7,583	7,180

Decrease in the pension liability of 2010 is mainly due to the increase in the plan assets as compared to 2009. Other long-term employee benefits represent liabilities related to multi-employer plans and other long term defined contribution plans.

Additionally, the long-term employee benefit liabilities held-for distribution amounted to:

December 31, 2010
Pension plan benefits	83
Other post-employment benefits	58
Early retirement, termination and other benefits	40

Total	181

The fair values of the employee benefit liabilities as of December 31, 2010 can be derived from the aforementioned amounts by adding the non recognized actuarial losses and deducting the actuarial gains, deferred in accordance with the “corridor” approach, as described in note 2. Accordingly, the fair value of the employee benefit liability held for distribution was 163 as of December 31, 2010.

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to ArcelorMittal’s pension plans (as of December 31, 2010, the defined benefit obligation (“DBO”) for pension plans was 11,411):

	Effect on 2011 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2010 DBO
Change in assumption
100 basis point decrease in discount rate	(13)	1,300
100 basis point increase in discount rate	6	(1,113)
100 basis point decrease in rate of compensation	(34)	(273)
100 basis point increase in rate of compensation	40	301
100 basis point decrease in expected return on plan assets	(79)	0
100 basis point increase in expected return on plan assets	79	0

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2010 the DBO for post-employment benefit plans was 6,246):

	Effect on 2011 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2010 DBO
Change in assumption
100 basis point decrease in discount rate	(13)	770
100 basis point increase in discount rate	9	(640)
100 basis point decrease in healthcare cost trend rate	(39)	(576)
100 basis point increase in healthcare cost trend rate	48	684

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Experience adjustments

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2006(1)	2007	2008	2009	2010
Present value of the defined benefit obligations	(8,592)	(10,512)	(9,359)	(10,612)	(11,411)
Fair value of the plan assets	5,729	8,091	5,788	7,195	7,975
Deficit	(2,863)	(2,421)	(3,571)	(3,417)	(3,436)
Experience adjustments: (increase)/decrease plan liabilities	—	(195)	(122)	(161)	(11)
Experience adjustments: increase/(decrease) plan assets	—	(201)	(1,712)	471	109

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2006(1)	2007	2008	2009	2010
Present value of the defined benefit obligations	(2,614)	(2,805)	(5,254)	(5,416)	(6,246)
Fair value of the plan assets	48	49	635	577	517
Deficit	(2,566)	(2,756)	(4,619)	(4,839)	(5,729)
Experience adjustments: (increase)/decrease plan liabilities	—	(33)	(142)	14	(64)
Experience adjustments: increase/(decrease) plan assets	—	—	(19)	11	9

(1)	Experience adjustments data for 2006 are not available.

NOTE 24: CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 2.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2010, ArcelorMittal had established reserves of 730 for environmental remedial activities and liabilities (see note 20), including 300 in provisions relating to Europe, 213 in provisions relating to the United States, 185 in provisions relating to South Africa and 26 in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue recording provisions in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 213 essentially at its ArcelorMittal USA subsidiary. They principally relate to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include 2 to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor East entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 9 for RCRA Corrective Action, and 25 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 47 for anticipated remediation and post remediation activities at this site. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 28 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total 300 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (102), Belgium (83), Luxembourg (78), Poland (15), Czech Republic (12) and Spain (7). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 102, principally relating to the remediation of former sites, including several coke plants and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires environmental remediation such as soil and groundwater treatment, remediation of waste equipment and demolition.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and dump rehabilitation at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 83, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the coking plant at the ArcelorMittal Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the external recycling of waste that cannot be recycled internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium, there are provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of 78, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean water ponds and historical dumps in order to meet the requirements of the Luxembourg Environment Administration.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites.

ArcelorMittal Luxembourg also has a provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumps in Monderçange, Dudelange, Differdange and Dommeldange. Soil and groundwater treatment needs to be performed in Terre-Rouge within the next two years, to eliminate the sludge and clean the soil to accommodate the expansion of the city of Esch-sur-Alzette.

Poland

ArcelorMittal Poland SA’s environmental provision of 15 is mainly related to the obligation to reclaim a landfill site and to dispose the residues which can not be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which can not be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the dismantling and remediation of post-closure buildings at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to its obligations relating to sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 185 to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately 55 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 67 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately 65 of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 31 years. Approximately 48 of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately 17 relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has a 18 provision for the expected cost of remediating toxic sediment located in the company’s East Boatslip site. Completion of the project is required for Hamilton Harbour to be de-listed as an “Area of Concern” on the Great Lakes. The company has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and the company expects the project to be completed by 2014.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2010, ArcelorMittal had established reserves for asset retirement obligations of 140 in provisions relating to Ukraine, 72 in provisions relating to Russia, 38 in provisions relating to Canada, 35 in provisions relating to South Africa, 22 in provisions relating to Europe, 17 in provisions relating to the United States and 11 relating to Brazil. The total balance of AROs outstanding as of December 31, 2010 was 342 (see note 20).

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia are related to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs for utilization over 20 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Europe, AROs are essentially related to Hamburg site in Germany, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease.

The AROs in the United States principally relate to mine closure costs of Minorca iron ore mine and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2010, ArcelorMittal had recorded provisions in the aggregate of 274 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries (in the amount of 138) be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in a payment by ArcelorMittal Tubarão in an amount estimated by the Company at approximately 99. The case is in the first administrative level and the Company presented its defense in January 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 63. ArcelorMittal Brasil is defending the case in the first administrative instance.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 789 at December 31, 2010. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year, in which it concluded that ArcelorMittal FCE Luxembourg had a permanent business establishment in Italy. As a result, the Italian tax authorities may issue assessments in respect of value-added tax (VAT), corporate income tax (CIT) and IRAP, which is a local tax, for the 2004 to 2010 fiscal years. On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 56, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties are appealing the decision.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately 57. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. ArcelorMittal Kryviy Rih intends to defend itself fully in this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2010, ArcelorMittal had recorded provisions of 234 for competition/antitrust claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of competition/antitrust claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a putative class action on behalf of indirect purchasers, have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 70. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totalling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal Espana filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.68 million and €36.7 million, respectively.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 120 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 28 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance. In August 2010, the Ministry of Finance issued two decisions definitively ending both of the administrative proceedings that had been initiated against ArcelorMittal Ostrava.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2010, ArcelorMittal had recorded provisions of 263 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2010, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA LLC (“ArcelorMittal USA”) is a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA is seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs is seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposes. Under certain possible scenarios, the outcome of the arbitrations would be a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is 66. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties are disputing the jurisdiction of the Texas court.

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case was pending, and because of a recent change in jurisprudence (some precedents have been excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there had been a decision adverse to PBM, it could have led to an order for possible payments by PBM of legal fees to the outside counsel of the Bank (honorários de sucumbência), potentially in a substantial amount. The parties settled the case in October 2010 and the settlement was ratified by the Court in November 2010.

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The case is now entering the expert investigation stage. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. After appeal, a final resolution of the Court dated September 6, 2010 stated that the amount to be paid by ArcelorMittal should be three hundred and forty dollars.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

As noted in Item 4 (“Key Transactions and Events in 2010”), ICT acquired in May 2010 the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to 52 due to their mis-management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2010.

The number of claims outstanding for asbestos exposure at December 31, 2010 was 397 as compared to 402 at December 31, 2009. The range of amounts claimed for the year ended December 31, 2010 was €7,500 to €751,000 (approximately $10,000 to $1,006,264). The aggregate costs and settlements for the year ended December 31, 2010 were 2.3, of which 0.3 represents legal fees and 2.1 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2009 were approximately 0.5 and 3, respectively.

	in number of cases
	2009(1)	2010
Claims unresolved at beginning of period	431	402
Claims filed	103	75
Claims settled, dismissed or otherwise resolved	(132)	(80)

Claims unresolved at December 31,	402	397

(1)	After purchase of a new company, sale of a subsidiary and further verification.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second-step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s and Arcelor’s disclosure and public statements;

•

The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments between the June 2006 tender offer and the merger of Mittal Steel into Arcelor;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders; and

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger and the merger process as a whole are without merit and risk of loss is therefore remote and that such exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008. In its decision of August 26, 2009, the court rejected the appeal. The decision is final and no longer appealable.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Judgment in the first instance is not expected before the end of 2011.

NOTE 25: SEGMENT AND GEOGRAPHIC INFORMATION

As from January 1, 2011 the Company’s mining operations are presented as a separate reportable segment. Accordingly, prior periods have been recast to reflect this new segmentation. This change in segmentation is an IFRS reporting requirement and reflects the changes in ArcelorMittal’s approach to managing its mining assets, As from January 1, 2011, discrete financial information on the Company’s mining operations is provided on a regular basis to the Group Management Board for decision making on resources allocation and to assess the performance of these operations.

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2010, ArcelorMittal shipped its products to customers in approximately 174 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2010, ArcelorMittal employed approximately 274,000 people (including discontinued operations).

The Company adopted IFRS 8, “Operating Segments” on January 1, 2009. As the Company previously defined its operating segments in alignment with the Group Management Board’s responsibilities, the adoption of IFRS 8 did not impact the Company’s segment presentation. Refer to note 2 for the policy around grouping of operating segments into our reportable segments.

An operating segment is a component of the Company:

•	that is engaged in business activities from which it earns revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the Company);

•	whose operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to the segment and to assess its performance;

•	and for which discrete financial information is available.

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining. Following the Company’s spin-off of its stainless steel operations into a separately focused company Aperam, Stainless Steel, which produces flat and long stainless steel and alloy products from its plants in Europe and South America, is reported as discontinued operations.

•

Flat Carbon Americas represents the flat facilities of the Company located on the American Continent (Canada, Brazil, Mexico, United States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

•

Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

•	AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States;

•

ArcelorMittal Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•

Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria, Liberia, Mauritania and Senegal). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others / Elimination*	Total
Year ended December 31, 2008
Sales to external customers	23,957	31,402	27,811	9,153	21,061	973	2,585	116,942
Intersegment sales**	1,803	6,898	4,419	3,894	2,065	2,585	(21,664)	—
Operating income	1,646	2,773	4,120	3,129	181	1,132	(1,021)	11,960
Depreciation	787	1,648	1,260	436	200	330	61	4,722
Impairment	285	276	456	9	5	6	—	1,037
Capital expenditures	930	1,443	1,159	737	280	614	218	5,381
Year ended December 31, 2009
Sales to external customers	11,191	16,284	14,836	5,327	12,382	628	373	61,021
Intersegment sales**	1,120	3,697	1,904	2,250	1,142	1,944	(12,057)	—
Operating income	(1,044)	(501)	(23)	312	(286)	233	(161)	(1,470)
Depreciation	983	1,417	1,068	420	215	393	78	4,574
Impairment	41	88	287	3	141	(2)	(6)	552
Capital expenditures	463	937	532	270	131	332	44	2,709
Year ended December 31, 2010
Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	78,025
Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,223	(16,701)	—
Operating income	691	534	1,004	680	164	1,624	(1,092)	3,605
Depreciation	864	1,404	1,060	454	177	333	103	4,395
Impairment	—	77	11	—	113	305	19	525
Capital expenditures	574	792	687	515	124	525	91	3,308

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
**	Transactions between segments are conducted on the same basis of accounting as transactions with third parties.

Effective with the adoption, on January 1, 2010, of the improvements of IFRSs published in April 2009, the requirement to present assets for each reportable segment, if such information is not regularly provided to the CODM, has been removed. As the Company does not regularly provide such information it has not presented assets by segment in the table above. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2009*	2010
Assets allocated to segments	107,190	101,510
Cash and cash equivalents, including restricted cash	6,009	6,289
Deferred tax assets	4,838	6,603
Assets held for sale and distribution	1	6,918
Other unallocated assets and eliminations	9,659	9,584

Total assets	127,697	130,904

*	For comparability purposes, and in conformity with its current practice, the Company has revised its disclosures of the assets allocated to segments presented as of December 31, 2009.

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2008	2009	2010
Operating income (loss)	11,960	(1,470)	3,605
Income from investments in associates and joint ventures	1,650	56	451
Financing costs - net	(2,255)	(2,847)	(2,200)

Income (loss) before taxes	11,355	(4,261)	1,856
Income tax expense (benefit)	1,104	(4,432)	(1,479)
Discontinued operations	247	(57)	(330)

Net income (including non-controlling interests)	10,498	114	3,005

Geographical information

Sales (by destination)

	Year Ended December 31,
	2008	2009	2010
Americas
United States	19,957	9,305	12,920
Canada	4,404	2,033	3,163
Brazil	7,964	3,887	7,291
Argentina	1,361	807	1,054
Others	4,932	2,761	3,587

Total Americas	38,618	18,793	28,015

Europe
France	8,816	4,973	5,307
Spain	8,215	3,905	4,567
Germany	12,563	5,709	7,182
Romania	1,346	632	837
Poland	4,942	2,333	3,191
Belgium	2,260	1,093	1,226
Italy	4,892	1,874	2,926
United-Kingdom	2,432	1,685	1,763
Turkey	2,930	1,647	2,441
Czech Republic	2,318	982	1,271
Others	11,468	6,242	6,735

Total Europe	62,182	31,075	37,446

Asia & Africa
South Africa	5,166	2,519	3,256
Others	10,976	8,634	9,308

Total Asia & Africa	16,142	11,153	12,564

Total	116,942	61,021	78,025

Non-current assets* per significant country:

	Non-current assets
	As of December 31,
	2009	2010
Americas
Brazil	9,081	7,431
United States	6,279	6,118
Canada	4,281	4,314
Mexico	1,614	1,555
Others	1,085	939

Total Americas	22,340	20,357

Europe
France	7,540	6,178
Luxembourg	2,716	2,792
Belgium	5,414	3,675
Spain	4,520	3,979
Ukraine	4,514	4,508
Poland	3,207	2,803
Germany	3,665	3,273
Czech Republic	995	874
Romania	708	677
Italy	395	307
Others	1,498	1,053

Total Europe	35,172	30,119

Asia & Africa
South Africa	2,152	2,497
Kazakhstan	1,734	1,804
Liberia	348	487
Others	846	863

Total Africa & Asia	5,080	5,651

Unallocated assets	32,298	32,102

Total	94,890	88,229

*	Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

Sales by type of products:

	Year Ended December 31,
	2008	2009	2010
Flat products	63,915	32,969	43,396
Long products	29,376	14,783	18,943
Tubular products	3,348	1,937	2,107
Mining products	973	628	1,157
Others	19,330	10,704	12,422

Total	116,942	61,021	78,025

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 26: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The total annual compensation of ArcelorMittal’s employees paid in 2008, 2009, and 2010 was as follows:

	Year Ended December 31,
	2008		2009	2010
Employee Information
Wages and salaries	11,847		9,167	9,686
Pension cost	2,069		579	590
Other staff expenses	—	(1)	1,133	1,575

	13,916		10,879	11,851

(1)	Other staff expenses for 2008 have been included in wages and salaries.

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2008, 2009, and 2010 was as follows:

	Year Ended December 31,
	2008	2009	2010
Base salary and/or directors fees	24	18	20
Short-term performance-related bonus	21	18	7
Post-employment benefits	1	1	2
Share based compensation	18	20	15

The fair value of the stock options granted to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statement of operations over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2008, 2009 and 2010, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2008, 2009 and 2010, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 27: SUBSEQUENT EVENTS

On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of the stainless steel business. As a consequence, the Company transferred on the date assets and liabilities to Aperam for a total amount of € 3,243 (4,337) and recognized a reduction in shareholders’ equity for the same amount.

On March, 7, 2011, ArcelorMittal completed the offering of three series of U.S. dollar-denominated notes, consisting of 500 aggregate principal amount of 3.75% Notes due 2016, 1,500 aggregate principal amount of 5.50% Notes due 2021 and 1,000 aggregate principal amount of 6.75% Notes due 2041. The proceeds to ArcelorMittal (before expenses), amounting to approximately $3 billion, were used to prepay the last two term loan installments under the Company’s €17 billion facility.

On March 18, 2011, ArcelorMittal signed a $6 billion 5-year revolving credit facility. The facility replaces the €5 billion revolving credit facility under ArcelorMittal’s €17 billion credit facility agreement dated November 30, 2006, and will be used for the general corporate purposes of the ArcelorMittal group.

On March 25, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. (“Nunavut”) completed the acquisition of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland-and a subsequent court-approved plan of arrangement under the laws of Ontario. The total consideration paid by the Company was 387 (not including any additional compensation that may become payable to dissenting shareholders).

On April 26, 2011, ArcelorMittal and Cliffs Natural Resources Inc. (“Cliffs”) completed a negotiated settlement regarding all pending contract disputes related to the procurement by ArcelorMittal of iron ore pellets for certain of its facilities in the U.S. As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. ArcelorMittal had previously provisioned 256, while the effect of this settlement was an additional charge of 8. Cliffs and ArcelorMittal have agreed to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism in which the pellet price will be indexed to the Platts published price for Vale fines on a quarterly basis. The new pricing mechanism begins in 2011 and continues through the remainder of the contract.

On May 20, 2011, following the unsuccessful completion of a conciliation procedure engaged in early 2011 as provided for under the agreement entered into with the Company related to an integrated iron ore mining and related infrastructure project, the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. ArcelorMittal intends to defend itself vigorously in this arbitration.

NOTE 28: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2009 and 2010 and for the years ended 2008, 2009 and 2010.

Condensed consolidating statements of operations for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,868	12,146	102,505	(1,577)	116,942
Cost of sales (including depreciation and impairment)	4	5,801	10,927	83,587	(1,580)	98,739
Selling, general and administrative	281	347	50	5,562	3	6,243

Operating income (loss)	(285)	(2,280)	1,169	13,356	—	11,960
Income from investments in subsidiaries, associates and joint ventures	5,699	1,060	43	1,634	(6,786)	1,650
Financing costs—net	1,016	(58)	(137)	(2,960)	(116)	(2,255)

Income (loss) before taxes	6,430	(1,278)	1,075	12,030	(6,902)	11,355
Income tax (benefit) expense	(3,036)	(560)	8	4,692	—	1,104

Net income from continuing operations (including non-controlling interests)	9,466	(718)	1,067	7,338	(6,902)	10,251
Discontinued operations, net of tax	—	—	—	247	—	247

Net income (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

Net income (loss) attributable to:
Equity holders of the parent
Net income from continuing operations	9,466	(718)	1,067	6,345	(6,902)	9,258
Net income from discontinued operations	—	—	—	208	—	208

Net income (loss) attributable to equity holders of the parent	9,466	(718)	1,067	6,553	(6,902)	9,466
Non-controlling interests
Net income from continuing operations	—	—	—	993	—	993
Net income from discontinued operations	—	—	—	39	—	39

Net income attributable to non-controlling interests	—	—	—	1,032	—	1,032

Net income (loss) (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

Condensed consolidating statement of cash flows for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	(305)	1,488	(438)	13,340	—	14,085
Net cash flows provided by operating activities from discontinued operations	—	—	—	567	—	567

Net cash provided by operating activities	(305)	1,488	(438)	13,907	—	14,652

Investing activities:
Purchases of property, plant and equipment and intangibles	(34)	(111)	(356)	(4,880)	—	(5,381)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(46)	—	—	(6,128)	—	(6,174)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposal of financial and fixed assets and other investing activities net	143	1	828	1,574	—	2,546
Net cash flows used in investing activities from discontinued operations	—	—	—	(305)	—	(305)

Net cash used in investing activities	(612)	(110)	472	(12,178)	—	(12,428)

Financing activities:
Proceeds from short-term debt	2,950	—	—	4,122	—	7,072
Proceeds from long-term debt, net of debt issuance costs	4,450	—	—	10,093	—	14,543
Payments of short-term debt	(3,560)	(1,362)	(1)	(6,709)	—	(11,632)
Payments of long-term debt	(770)	(19)	(29)	(4,306)	—	(5,124)
Purchase of treasury shares	—	—	—	(4,440)	—	(4,440)
Sale of treasury shares for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(3,967)	3,639	(2,459)
Dividends received	3,639	—	—	—	(3,639)	—
Other financing activities net	(3,742)	—	—	3,688	—	(54)
Net cash flows used in financing activities from discontinued operations	—	—	—	(106)	—	(106)

Net cash used in financing activities	904	(1,381)	(30)	(1,625)	—	(2,132)

Effect of exchange rate changes on cash	22	—	—	(398)	—	(376)

Net increase (decrease) in cash and cash equivalents	9	(3)	4	(294)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	3	8	7,843	—	7,860

At the end of the year	15	—	12	7,549	—	7,576

Condensed consolidating statements of financial position as of December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	4	5,914	—	5,919
Restricted cash	—	—	—	90	—	90
Trade accounts receivable and other	74	100	182	5,547	(153)	5,750
Inventories	—	728	1,279	14,832	(4)	16,835
Prepaid expenses and other current assets	19,743	1,910	308	4,854	(22,603)	4,212
Assets held for sale and distribution	—	1	—	—	—	1

Total current assets	19,818	2,739	1,773	31,237	(22,760)	32,807
Property, plant and equipment	48	1,502	3,386	55,449	—	60,385
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	70,706	4,583	2,550	11,217	(79,428)	9,628
Other assets	5,738	362	28	23,387	(4,638)	24,877

Total assets	96,310	9,186	7,737	121,290	(106,826)	127,697

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	17,485	59	16	7,517	(20,942)	4,135
Trade accounts payable and other	137	373	553	9,694	(81)	10,676
Accrued expenses and other current liabilities	674	569	163	7,957	(694)	8,669
Liabilities held for sale and distribution	—	—	—	11	—	11

Total current liabilities	18,296	1,001	732	25,179	(21,717)	23,491
Long-term debt, net of current portion	15,676	1,439	2,278	7,761	(6,477)	20,677
Deferred employee benefits	34	2,616	24	4,909	—	7,583
Other long-term obligations	1,259	344	15	9,260	(369)	10,509

Total liabilities	35,265	5,400	3,049	47,109	(28,563)	62,260

Equity attributable to the equity holders of the parent	61,045	3,786	4,688	73,302	(81,737)	61,084
Non-controlling interests	—	—	—	879	3,474	4,353

Total liabilities and equity	96,310	9,186	7,737	121,290	(106,826)	127,697

Condensed consolidating statements of operations for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,372	4,802	54,982	(1,135)	61,021
Cost of sales (including depreciation and impairment)	10	1,859	6,691	51,390	(1,135)	58,815
Selling, general and administrative	320	201	27	3,128	—	3,676

Operating income (loss)	(330)	312	(1,916)	464	—	(1,470)
Income from investments in subsidiaries, associates and joint ventures	1,314	(2,054)	—	2,110	(1,314)	56
Financing costs—net	(1,506)	(155)	(137)	(580)	(469)	(2,847)

Income (loss) before taxes	(522)	(1,897)	(2,053)	1,994	(1,783)	(4,261)
Income tax (benefit) expense	(679)	(516)	(3)	(3,234)	—	(4,432)

Net income from continuing operations (including non-controlling interests)	157	(1,381)	(2,050)	5,228	(1,783)	171
Discontinued operations, net of tax	—	—	—	(57)	—	(57)

Net income (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Net income (loss) attributable to:
Equity holders of the parent
Net income from continuing operations	157	(1,381)	(2,050)	5,271	(1,783)	214
Net income from discontinued operations	—	—	—	(57)	—	(57)

Net income (loss) attributable to equity holders of the parent	157	(1,381)	(2,050)	5,214	(1,783)	157
Non-controlling interests
Net loss from continuing operations	—	—	—	(43)	—	(43)
Net income from discontinued operations	—	—	—	—	—	—

Net income (loss) attributable to non-controlling interests	—	—	—	(43)	—	(43)

Net income (loss) (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Condensed consolidating statement of cash flows for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	1,384	(502)	172	5,964	—	7,018
Net cash flows provided by operating activities from discontinued operations	—	—	—	260	—	260

Net cash provided by operating activities	1,384	(502)	172	6,224	—	7,278

Investing activities:
Purchases of property, plant and equipment and intangibles	(14)	(33)	(156)	(2,506)	—	(2,709)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(520)	—	—	400	—	(120)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	2,082	—	—	(2,115)	—	(33)
Disposal of financial and fixed assets and other investing activities net	(2)	—	3	182	—	183
Net cash flows used in investing activities from discontinued operations	—	—	—	(105)	—	(105)

Net cash used in investing activities	1,546	(33)	(153)	(4,144)	—	(2,784)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from mandatorily convertible bonds	—	—	—	750	—	750
Proceeds from short-term debt	178	—	—	1,503	—	1,681
Proceeds from long-term debt, net of debt issuance costs	9,215	300	—	288	(300)	9,503
Payments of short-term debt	(6,773)	263	(12)	(3,550)	(251)	(10,323)
Payments of long-term debt	(7,603)	(1,710)	(15)	(2,337)	2,233	(9,432)
Sale of treasury shares for stock options exercises	12	—	—	—	—	12
Dividends paid	(1,110)	—	—	(224)	—	(1,334)
Other financing activities net	(16)	1,682	—	(309)	(1,682)	(325)
Net cash flows used in financing activities from discontinued operations	—	—	—	(32)	—	(32)

Net cash used in financing activities	(2,944)	535	(27)	(3,911)	—	(6,347)
Effect of exchange rate changes on cash	—	—	—	196	—	196

Net increase (decrease) in cash and cash equivalents	(14)	—	(8)	(1,635)	—	(1,657)
Cash and cash equivalents:
At the beginning of the year	15	—	12	7,549	—	7,576

At the end of the year	1	—	4	5,914	—	5,919

Condensed consolidating statements of financial position as of December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	7	—	10	6,190	—	6,207
Restricted cash	—	—	—	82	—	82
Trade accounts receivable and other	51	128	228	5,513	(195)	5,725
Inventories	—	769	1,788	17,094	(68)	19,583
Prepaid expenses and other current assets	3,141	—	413	9,616	(9,010)	4,160
Assets held for sale and distribution	—	—	—	6,918	—	6,918

Total current assets	3,199	897	2,439	45,413	(9,273)	42,675

Property, plant and equipment	35	1,435	3,364	49,510	—	54,344
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	78,888	5,087	2,005	10,216	(86,044)	10,152
Other assets	11,267	1,845	26	22,165	(11,570)	23,733

Total assets	93,389	9,264	7,834	127,304	(106,887)	130,904

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	11,613	119	19	3,546	(8,581)	6,716
Trade accounts payable and other	94	605	670	11,964	(77)	13,256
Accrued expenses and other current liabilities	874	635	201	7,551	(547)	8,714
Liabilities held for sale and distribution	—	—	—	2,037	—	2,037

Total current liabilities	12,581	1,359	890	25,098	(9,205)	30,723

Long-term debt, net of current portion	17,492	624	2,108	12,737	(13,669)	19,292
Deferred employee benefits	26	2,833	19	4,302	—	7,180
Other long-term obligations	860	320	17	6,411	1	7,609

Total liabilities	30,959	5,136	3,034	48,548	(22,873)	64,804

Equity attributable to the equity holders of the parent	62,430	4,128	4,800	78,034	(86,962)	62,430
Non-controlling interests	—	—	—	722	2,948	3,670

Total liabilities and equity	93,389	9,264	7,834	127,304	(106,887)	130,904

Condensed consolidating statements of operations for the year ended December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,706	7,287	69,741	(2,709)	78,025
Cost of sales (including depreciation and impairment)	54	3,570	7,484	62,685	(2,709)	71,084
Selling, general and administrative	111	236	35	2,954	—	3,336

Operating income (loss)	(165)	(100)	(232)	4,102	—	3,605
Income from investments in subsidiaries, associates and joint ventures	3,160	(315)	—	(124)	(2,270)	451
Financing costs—net	(238)	(115)	(123)	(1,118)	(606)	(2,200)

Income (loss) before taxes	2,757	(530)	(355)	2,860	(2,876)	1,856
Income tax (benefit) expense	(159)	(33)	—	(1,287)	—	(1,479)

Net income from continuing operations (including non-controlling interests)	2,916	(497)	(355)	4,147	(2,876)	3,335
Discontinued operations, net of tax	—	—	—	(330)	—	(330)

Net income (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Net income (loss) attributable to:
Equity holders of the parent
Net income from continuing operations	2,916	(497)	(355)	4,058	(2,876)	3,246
Net income from discontinued operations	—	—	—	(330)	—	(330)

Net income (loss) attributable to equity holders of the parent	2,916	(497)	(355)	3,728	(2,876)	2,916
Non-controlling interests
Net income from continuing operations	—	—	—	89	—	89
Net income from discontinued operations	—	—	—	—	—	—

Net income attributable to non-controlling interests	—	—	—	89	—	89

Net income (loss) (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Condensed consolidating statement of cash flows for the year ended December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	(805)	(371)	223	4,723	—	3,770
Net cash flows provided by operating activities from discontinued operations	—	—	—	245	—	245

Net cash provided by operating activities	(805)	(371)	223	4,968	—	4,015

Investing activities:
Purchases of property, plant and equipment and intangibles	(6)	(52)	(220)	(3,030)	—	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(75)	—	(75)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(5,684)	—	—	(9,309)	14,666	(327)
Disposal of financial and fixed assets and other investing activities net	8,986	(6)	11	6,049	(14,666)	374
Net cash flows used in investing activities from discontinued operations	—	—	—	(102)	—	(102)

Net cash used in investing activities	3,296	(58)	(209)	(6,467)	—	(3,438)

Financing activities:
Acquisition of non-controlling interests	—	—	—	(593)	—	(593)
Premium paid for call options on ArcelorMittal shares	(1,363)	—	—	—	—	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	211	—	—	1,152	—	1,363
Proceeds from short-term debt	908	338	12	3,730	(3,626)	1,362
Proceeds from long-term debt, net of debt issuance costs	8,180	550	—	304	(550)	8,484
Payments of short-term debt	(4,754)	(423)	(17)	(611)	3,626	(2,179)
Payments of long-term debt	(5,071)	—	—	(1,154)	550	(5,675)
Sale of treasury shares for stock option exercises	8	—	—	—	—	8
Dividends paid	(1,159)	—	—	(125)	27	(1,257)
Other financing activities net	555	(36)	(3)	(598)	(27)	(109)
Net cash flows used in financing activities from discontinued operations	—	—	—	(48)	—	(48)

Net cash used in financing activities	(2,485)	429	(8)	2,057	—	(7)

Effect of exchange rates changes on cash	—	—	—	(159)	—	(159)

Net increase (decrease) in cash and cash equivalents	6	—	6	399	—	411
Cash and cash equivalents:
At the beginning of the year	1	—	4	5,914	—	5,919
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	—	—	—	(123)	—	(123)

At the end of the year	7	—	10	6,190	—	6,207

NOTE 29: EARNINGS PER DILUTED COMMON SHARE – DISCONTINUED OPERATIONS

Earnings per diluted common share – discontinued operations for the year ended December 31, 2010, has been revised from $(0.31) to $(0.20) to exclude from the numerator interest expense and the mark-to-market adjustments related to the Company’s convertible bonds, which adjustments are included in the numerator of the calculation of earnings per diluted common share – continuing operations. The Company has concluded this revision is immaterial.